                            SCHEDULE 14A INFORMATION
                  PROXY STATEMENT PURSUANT TO SECTION 14(a) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant / /
Filed by a Party other than the Registrant /x/

Check the appropriate box:
/x/  Preliminary Proxy Statement      / /  Confidential, for the use of the
                                           Commission only (as permitted by
                                           Rule 14a-6(e)(2))
/ /  Definitive Proxy Statement
/ /  Definitive Additional Materials
/ /  Soliciting Material Pursuant to Rule 14a-12

                              WACHOVIA CORPORATION
--------------------------------------------------------------------------------
                (Name of Registrant As Specified In Its Charter)

                              SUNTRUST BANKS, INC.
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

/x/  No fee required.
/ /  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

1)   Title of each class of securities to which transaction applies:

--------------------------------------------------------------------------------
2)   Aggregate number of securities to which transaction applies:

--------------------------------------------------------------------------------
3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11: (set forth the amount on which the filing fee is calculated and state how it was determined):

--------------------------------------------------------------------------------
4)   Proposed maximum aggregate value of transaction:

--------------------------------------------------------------------------------
5)   Total fee paid:

--------------------------------------------------------------------------------
/ /  Fee paid previously with preliminary materials.

--------------------------------------------------------------------------------
/ / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

1)   Amount previously paid:

--------------------------------------------------------------------------------
2)   Form, Schedule or Registration Statement No.:

--------------------------------------------------------------------------------
3)   Filing party:

--------------------------------------------------------------------------------
4)   Date filed:

--------------------------------------------------------------------------------

                REVISED PRELIMINARY COPY - SUBJECT TO COMPLETION
                               DATED JUNE 12, 2001


                           [SUNTRUST BANKS, INC. LOGO]

                                                         June   , 2001

Dear Wachovia Stockholder:


         On May 14, 2001, SunTrust Banks, Inc. announced that it had delivered a letter to your board of directors proposing a business combination between SunTrust and Wachovia Corporation that we believe is superior to Wachovia's proposed merger with First Union Corporation. Under our proposal, Wachovia and SunTrust would combine in a merger in which each share of common stock of Wachovia would be converted into 1.081 shares of SunTrust common stock. Based on June [ ], 2001 closing stock prices, our proposal has a value of $[ ] per share and represents a premium over the implied value of Wachovia's proposed merger with First Union as of such date. Pursuant to our merger proposal, SunTrust also would increase its annual per share dividend to $2.22 so that Wachovia stockholders would receive on a pro forma equivalent basis the same $2.40 annual per share dividend that they currently enjoy.


         As you know, Wachovia has entered into a merger agreement with First Union providing for a merger in which each outstanding share of Wachovia common stock would be converted into two shares of First Union common stock, and, as more fully described below, the right to receive, at your election, either a cash payment of $0.48 or preferred stock of First Union that is designed to provide a dividend which, when added to the dividends on the First Union common stock, would equal on a pro forma equivalent basis a $2.40 annual dividend per share of Wachovia common stock. In connection with the proposed First Union merger, Wachovia has scheduled its 2001 annual meeting of stockholders for August 3, 2001, at [ ], at [ ] a.m., local time. The Wachovia Board of Directors is soliciting your vote to approve its proposed merger with First Union at that meeting.

         AS DISCUSSED IN THE ACCOMPANYING PROXY STATEMENT, WE BELIEVE OUR PROPOSED MERGER IS A SUPERIOR ALTERNATIVE TO THE PROPOSED FIRST UNION/WACHOVIA MERGER. However, our proposal requires that the proposed First Union/Wachovia merger NOT be approved by the stockholders of Wachovia. Accordingly, we are soliciting your proxy to vote AGAINST the proposed First Union/Wachovia merger.

         WE BELIEVE THE SUNTRUST PROPOSAL IS SUPERIOR TO THE PROPOSED FIRST UNION/WACHOVIA MERGER FOR THE FOLLOWING REASONS:

         o HIGHER CURRENT VALUE. Our proposed merger would provide a premium for your Wachovia shares over what First Union is proposing to pay. Based on June [ ], 2001 closing prices, the SunTrust merger proposal would provide you with $[ ] per share in value, representing a premium of $[ ] per share (or almost [ ]%) over the implied value of the proposed First Union/Wachovia merger. Because the exchange ratios in the SunTrust merger proposal and the proposed First Union/Wachovia merger are fixed, the implied values of the SunTrust merger proposal and the proposed First Union/Wachovia merger will fluctuate based on changes in the respective market prices of the companies' stocks.

         o STRONGER CURRENCY. Our merger proposal would provide Wachovia shareholders an opportunity to invest in SunTrust common stock, which has demonstrated stronger performance and delivered more attractive total returns than First Union's common stock over the past 1, 5 and 10-year periods. Through March 31, 2001, SunTrust produced one-year, five-year and ten-year total returns to stockholders of 15.3%, 98.2% and 493.0%, respectively. Based on historical results and First Call consensus estimates for 2001, SunTrust's core earnings per share reflect a five-year compounded annual growth rate of 12% from 1996-2001.

         o SIMPLER AND BETTER DIVIDEND. Under SunTrust's proposal, SunTrust would increase the annual per share dividend on its common stock to $2.22 so that Wachovia stockholders would receive on a pro forma equivalent basis the same $2.40 annual per share dividend that they currently enjoy. SunTrust has had consistent dividend growth (five-year compounded annual growth rate of 14% in dividends per share), has never cut its dividend and has additional capacity to increase its dividend.

              First Union's proposed merger with Wachovia would provide you with an ongoing annual per share dividend of $1.92 on a pro-forma equivalent basis, which represents a 20% decrease from Wachovia's current annual per share dividend. However, to make up this difference, First Union is offering you a choice of also receiving either a one-time cash payment of $0.48 per share at closing to cover the dividend shortfall for the first year after closing, or preferred shares of First Union that are designed to pay a dividend sufficient to provide on a pro forma equivalent basis a $2.40 annual dividend per share of Wachovia common stock.

              We believe the dividend component of the SunTrust merger proposal is simpler and better. We believe it's simpler because you don't have to hold any security other than your shares of SunTrust common stock to receive the full dividend. We believe it's better than First Union's $0.48 cash payment alternative because under that alternative, First Union would have to increase its current dividend by 25% by the beginning of the second year after its merger in order for you to continue receiving the same per share dividend you currently enjoy. And we believe the dividend component of our proposal is better than First Union's preferred stock alternative because you may not be able to realize value through a sale of your preferred shares if a liquid market for the preferred shares does not develop.

         If the proposed First Union Merger is not approved by Wachovia shareholders, we would expect your board of directors to meet with us to discuss our merger proposal. However, because there can be no assurance that your board of directors will meet with us even if the proposed First Union Merger is not approved, we are soliciting your vote to approve an amendment to Wachovia's bylaws that would provide shareholders collectively owning 10% or more of the outstanding Wachovia common stock the right to call a special meeting of stockholders. If this bylaw is approved and the proposed First Union/Wachovia merger is not approved, then following receipt of necessary regulatory approvals, we would seek to call a special meeting of Wachovia stockholders in order to expand the size of the Wachovia board and elect nominees who, subject to their fiduciary duties as Wachovia directors and subject to Wachovia's Merger Agreement with First Union, would be committed to pursuing a merger of Wachovia with SunTrust unless a strategic alternative were then available providing superior value to Wachovia shareholders from a financial point of view, taking into account current and long-term value, strategic and cultural fit, and the impact on Wachovia's customers, employees and communities.

         YOUR VOTE IS ESSENTIAL! IF THE FIRST UNION/WACHOVIA MERGER IS APPROVED, YOU WILL NOT HAVE THE OPPORTUNITY TO RECEIVE THE VALUE REPRESENTED BY OUR MERGER PROPOSAL. WE URGE YOU TO VOTE AGAINST THE PROPOSED FIRST UNION/WACHOVIA MERGER AND FOR THE PROPOSED AMEND MENT TO WACHOVIA'S BYLAWS BY SIGNING, DATING AND RETURNING THE ACCOMPANYING BLUE PROXY CARD TODAY. IF YOU ARE A REGISTERED HOLDER OF WACHOVIA SHARES, YOU MAY ALSO VOTE BY TELEPHONE OR THROUGH THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED PROXY CARD.

         Even if you previously have submitted a proxy card furnished by the Wachovia Board, it is not too late to change your vote by simply signing, dating and returning the enclosed BLUE proxy card today.

         WE URGE YOU TO PROTECT YOUR INTERESTS - PLEASE SIGN, DATE AND RETURN THE BLUE PROXY CARD TODAY.

         Thank you for your consideration and support.

                             Sincerely,


                             L. Phillip Humann
                             Chairman, President and Chief Executive Officer

         THIS PROXY STATEMENT RELATES SOLELY TO THE SOLICITATION OF PROXIES IN OPPOSITION TO THE PROPOSED FIRST UNION/WACHOVIA MERGER AND IN FAVOR OF SUNTRUST'S PROPOSED AMENDMENT TO WACHOVIA'S BYLAWS AND IS NEITHER AN OFFER TO SELL ANY SHARES OF SUNTRUST COMMON STOCK NOR A REQUEST FOR THE TENDER OF WACHOVIA COMMON STOCK. THE ISSUANCE OF SUNTRUST COMMON STOCK IN CONNECTION WITH SUNTRUST'S PROPOSED MERGER WITH WACHOVIA WILL HAVE TO BE REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY ONLY BE MADE BY MEANS OF A PROSPECTUS COMPLYING WITH THE REQUIREMENTS OF SUCH ACT.

--------------------------------------------------------------------------------

                                    IMPORTANT

1. If your Wachovia shares are held in your own name, please sign, date and mail the enclosed BLUE proxy card to Innisfree M&A Incorporated in the postage-paid envelope provided.

2. If your Wachovia shares are held in "street-name," only your broker or bank can vote your shares and only upon receipt of your specific instructions. If your shares are held in "street- name," deliver the enclosed BLUE proxy card to your broker or bank and contact the person responsible for your account to vote on your behalf and to ensure that a BLUE proxy card is submitted on your behalf. SunTrust urges you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to SunTrust in care of Innisfree M&A Incorporated, so that SunTrust will be aware of all instructions given and can attempt to ensure that such instructions are followed.

3. Only stockholders of record on June 12, 2001 are entitled to vote at the annual meeting of Wachovia stockholders. SunTrust urges each stockholder to ensure that the record holder of his or her shares signs, dates and returns the enclosed BLUE proxy card as soon as possible.

4. If you are a registered holder of Wachovia shares, you may also vote by telephone or through the Internet by following the instructions on the enclosed BLUE proxy card.


         Do not sign or return any white proxy card you may receive from Wachovia.


         If you have any questions or need assistance in voting your shares, please call:

                           INNISFREE M&A INCORPORATED
                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                          CALL TOLL-FREE 1-877-750-9501
                  Banks and Brokers call collect: 212-750-5833

--------------------------------------------------------------------------------

                REVISED PRELIMINARY COPY - SUBJECT TO COMPLETION
                               DATED JUNE 11, 2001


                       2001 ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                              WACHOVIA CORPORATION
                          TO BE HELD ON AUGUST 3, 2001


                                 PROXY STATEMENT
                                       OF
                              SUNTRUST BANKS, INC.


                             SOLICITATION OF PROXIES
                     IN OPPOSITION TO THE PROPOSED MERGER OF
                WACHOVIA CORPORATION AND FIRST UNION CORPORATION
                    AND FOR APPROVAL OF A PROPOSED AMENDMENT
                      TO THE BYLAWS OF WACHOVIA CORPORATION

         This Proxy Statement and the enclosed BLUE proxy card are furnished by SunTrust Banks, Inc., a Georgia corporation ("SunTrust"), in connection with its solicitation of proxies to be used at the 2001 annual meeting (the "Annual Meeting") of stockholders of Wachovia Corporation, a North Carolina corporation ("Wachovia"), to be held on August 3, 2001, at [ ], at [ ]a.m., local time, and at any adjournments, postponements or reschedulings thereof. Pursuant to this Proxy Statement, SunTrust is soliciting proxies from holders of shares of common stock, par value $5.00 per share, of Wachovia ("Wachovia Common Stock") to vote AGAINST the proposed merger (the "Proposed First Union Merger") of Wachovia with and into First Union Corporation, a North Carolina corporation ("First Union"), and to vote FOR a proposed amendment to the Amended and Restated Bylaws of Wachovia (the "Wachovia Bylaws") as described below under "Proposed Amendment to Wachovia's Bylaws." Wachovia has set the close of business on June 12, 2001 as the record date (the "Record Date") for determining those stockholders who will be entitled to vote at the Annual Meeting. This Proxy Statement and the enclosed BLUE proxy are first being sent or given to stockholders of Wachovia on or about [ ], 2001. Wachovia's corporate headquarters are located at 100 North Main Street, Winston-Salem, North Carolina 27150, telephone (336) 770-5000 and 191 Peachtree Street, N.E., Atlanta, Georgia 30303, telephone (404) 332-5000.

THE SUNTRUST MERGER PROPOSAL

         On May 14, 2001, SunTrust delivered a letter to the Board of Directors of Wachovia proposing a business combination that SunTrust believes constitutes a superior transaction for holders of Wachovia

Common Stock. Under SunTrust's proposal (the "SunTrust Merger Proposal"), Wachovia and SunTrust would combine in a merger (the "Proposed SunTrust Merger") in which each share of Wachovia Common Stock would be converted into 1.081 shares of common stock, par value $1.00 per share ("SunTrust Common Stock"), of SunTrust. SunTrust also would increase its annual per share dividend to $2.22 so that Wachovia shareholders would receive on a pro forma equivalent basis the same $2.40 annual per share dividend that they currently enjoy.


        Based on the closing price of SunTrust Common Stock on the New York Stock Exchange ("NYSE") on June [ ], 2001, the SunTrust Merger Proposal had a value of $[ ] per Wachovia share, which represents a 3% premium over the implied value of the Proposed First Union Merger of $[ ] (based on the 2.0 exchange ratio in that transaction and the $[ ] closing price of First Union common stock on June [ ], 2001). Because the number of shares of SunTrust common stock that Wachovia shareholders would receive pursuant to the SunTrust Merger Proposal and the number of shares of First Union Common Stock that Wachovia shareholders would receive in the Proposed First Union Merger are fixed, the implied values of the SunTrust Merger Proposal and the Proposed First Union Merger will fluctuate based on changes in the market prices of the companies' stocks.


        The Proposed SunTrust Merger would be tax-free to Wachovia shareholders and would be accounted for as a purchase. See "Unaudited Pro Forma Condensed Combined Financial Information" on Schedule IV to this Proxy Statement. SunTrust contemplates providing leadership roles in the combined company for numerous members of Wachovia's management, and Wachovia would have appropriate representation on the board of directors of the combined company. In this regard, SunTrust's determination of the extent of Wachovia representation on the board of directors of the combined company would be based on various considerations, including the timing of any merger of SunTrust and Wachovia, an analysis of the relative contributions of each company to the combined company's prospective earnings, and negotiations with Wachovia. The combined company would be headquartered in Atlanta, Georgia, and Winston-Salem, North Carolina would become the headquarters for the combined company's North and South Carolina banking franchise.

        The SunTrust Merger Proposal is subject to certain conditions, including
(i) the valid termination of the Agreement and Plan of Merger, dated April 15, 2001, between First Union and Wachovia (as amended, the "First Union Merger Agreement"), (ii) an update and completion of the due diligence investigation performed by SunTrust in December 2000, (iii) the execution of a definitive merger agreement by SunTrust and Wachovia providing for the Proposed SunTrust Merger, and (iv) the invalidation of the stock option agreement entered into by Wachovia and First Union and the related option granted by Wachovia to First Union thereunder (collectively, the "First Union Option"), or, alternatively, the surrender by First Union of the First Union Option in exchange for a cash payment equal to the in-the-money value of the First Union Option, subject to the minimum surrender value of the option of $375 million and the maximum profit of $780 million (the "First Union Option Condition"). See "Certain Information Concerning the First Union Option." SunTrust believes the First Union Option contains several excessive and unprecedented features and has commenced litigation challenging the validity of that option. SunTrust is also challenging the First Union Merger Agreement insofar as it prevents Wachovia from terminating that agreement if its shareholders fail to approve the Proposed First Union Merger. See "Certain Litigation."

         SunTrust would be willing to enter into a definitive merger agreement with Wachovia that is similar in all material respects (including with respect to closing conditions) to the First Union Merger Agreement, except that the financial terms of such agreement would reflect the financial terms of the SunTrust Merger Proposal, and such agreement, unlike the First Union Merger Agreement, would permit Wachovia to terminate such agreement unilaterally in the event the Wachovia shareholders were to vote against the Proposed SunTrust Merger instead of forcing Wachovia to wait until the termination date of such agreement. The material conditions that SunTrust would expect to be contained in a merger agreement with Wachovia would be the approval of such merger agreement by the shareholders of both SunTrust and Wachovia and the receipt of all required regulatory approvals. See "Regulatory Approvals Required for the Proposed SunTrust Merger."

         There can be no assurance as to the timing or satisfaction of the conditions to the SunTrust Merger Proposal or as to the timing or satisfaction of the conditions that would be contained in a merger agreement between SunTrust and Wachovia. While certain conditions to the SunTrust Merger Proposal are within the control of the Wachovia Board of Directors, the First Union Option Condition is not within the control of the Wachovia Board of Directors. However, SunTrust intends to vigorously pursue its rights to challenge the validity of the First Union Option as expeditiously as possible. See "Certain Litigation." SunTrust has filed an application with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Bank Holding Company Act of 1956, as amended, and expects to file within the next several days other required applications with the appropriate regulatory authorities and believes there is no reason why such applications will not be approved in the ordinary and usual course. Accordingly, absent certain impediments described above and below, SunTrust believes the Proposed SunTrust Merger could close without any material delays beyond the timing of any proposed closing of the Proposed First Union Merger.

         SunTrust believes that if Wachovia's shareholders do not approve the Proposed First Union Merger, First Union's interest will be in realizing value for the First Union Option. In such a circumstance, and assuming Wachovia was willing to enter into merger discussions with SunTrust, SunTrust believes First Union would enter into negotiations with SunTrust with respect to the First Union Option and if SunTrust and First Union were to agree on a surrender value for the First Union Option, First Union would agree with Wachovia to terminate the First Union Merger Agreement. See "Certain Information Concerning the First Union Option." However, even if Wachovia were willing to enter into merger discussions with SunTrust, Wachovia would need First Union's consent under the First Union Merger Agreement to enter into such discussions with SunTrust because even if Wachovia's shareholders fail to approve the Proposed First Union Merger, Wachovia may not terminate the First Union Merger Agreement until January 2002 unless Wachovia and First Union were to mutually agree to terminate that agreement earlier. Accordingly, there can be no assurance that First Union would consent to Wachovia engaging in merger discussions with SunTrust, that First Union would mutually agree with Wachovia to terminate the First Union Merger

Agreement, or that SunTrust will be successful in its litigation challenging the First Union Merger Agreement insofar as it does not permit Wachovia to terminate that agreement even if Wachovia's shareholders fail to approve the Proposed First Union Merger. In such a case, Wachovia would be unable to enter into merger discussions with SunTrust or anyone else until January 16, 2002.


         In addition, there can be no assurance that Wachovia would be willing to enter into merger discussions with SunTrust even if Wachovia shareholders failed to approve the Proposed First Union Merger. There can also be no assurance that First Union would be willing to enter into discussions with SunTrust concerning the surrender of the First Union Option for a cash payment of less than $780 million (because, as a result of the effect of an anti-dilution provision in the First Union Option, First Union may have a financial incentive not to agree to surrender the First Union Option for less than $780 million if First Union believes that SunTrust will not be successful in its litigation seeking to invalidate the First Union Option -- See "Certain Litigation"), or that SunTrust and First Union would be able to reach an agreement on a surrender value for the First Union Option, or that SunTrust will be successful in its litigation challenging the validity of the First Union Option. In such a case, SunTrust would have to waive the First Union Option Condition, which it currently does not intend to do, in order to proceed with the SunTrust Merger Proposal. If the First Union Option Condition is neither satisfied nor waived by SunTrust, SunTrust would not proceed with the SunTrust Merger Proposal. If SunTrust determined to waive the First Union Option Condition and First Union were to decide to exercise the First Union Option, in whole or in part, and acquire shares of Wachovia Common Stock following the execution by SunTrust and Wachovia of a merger agreement, then such exercise could have adverse effects on Wachovia and the SunTrust Merger Proposal, including making it more difficult for Wachovia to obtain the vote of Wachovia shareholders necessary to complete the Proposed SunTrust Merger, requiring SunTrust to issue more shares in the Proposed SunTrust Merger and requiring Wachovia to accept securities issued by First Union in payment of the exercise price. For these reasons, SunTrust does not currently intend to waive the First Union Option Condition.


         As discussed more fully below under "Proposed Amendment to Wachovia's Bylaws," SunTrust is soliciting proxies for approval of a proposal to amend the Wachovia Bylaws to provide holders of 10% or more of the outstanding shares of Wachovia Common Stock with the right to call a special meeting of shareholders (the "Proposed Bylaw Amendment"). If SunTrust's solicitation against the Proposed First Union Merger is successful, SunTrust believes that Wachovia's Board of Directors should respect the results of that shareholder vote and, subject to the First Union Merger Agreement, enter into discussions with SunTrust with respect to the SunTrust Merger Proposal. However, there can be no assurance that Wachovia's Board of Directors will enter into discussions with SunTrust in such circumstances. If the Wachovia Board of Directors does not enter into such discussions, then, following receipt by SunTrust of the necessary regulatory approvals and assuming the Proposed Bylaw Amendment is approved by Wachovia shareholders, SunTrust intends to seek to call a special meeting of Wachovia shareholders for the purpose of increasing the number of directors on the Wachovia Board of Directors and electing a slate of nominees to fill the resulting vacancies. If elected, SunTrust anticipates that such nominees, subject to their fiduciary duties as directors of Wachovia and subject to Wachovia's merger agreement with First

Union, would pursue a merger with SunTrust unless a strategic alternative were then available providing superior value from a financial point of view taking into account current and long-term value, strategic and cultural fit, and the impact on Wachovia's customers, employees and communities.

        By voting "against" the Proposed First Union Merger, Wachovia shareholders can demonstrate their support for the proposed combination of SunTrust and Wachovia and send a strong message to the Wachovia Board that they want to preserve the opportunity to consider the SunTrust Merger Proposal. By voting "for" the Proposed Bylaw Amendment, Wachovia shareholders can take a step towards securing their ability to consider the Proposed SunTrust Merger.

        While SunTrust is committed to helping Wachovia shareholders realize the value of the SunTrust Merger Proposal, the SunTrust Merger Proposal cannot go forward unless the Wachovia shareholders do not approve the Proposed First Union Merger and the First Union Merger Agreement is terminated. Accordingly, a vote for the Proposed First Union Merger could leave Wachovia shareholders without a viable alternative to the Proposed First Union Merger because SunTrust will not proceed with the SunTrust Merger Proposal if the Proposed First Union Merger is approved by Wachovia shareholders. However, there can be no assurance as to the occurrence or timing of the termination of the First Union Merger Agreement or that the conditions to the Proposed SunTrust Merger will be satisfied. As a result, even if the Proposed First Union Merger is not approved by Wachovia shareholders, Wachovia shareholders could still be without a viable alternative to the Proposed First Union Merger if the conditions to the Proposed SunTrust Merger are not satisfied.

             REASONS TO VOTE AGAINST THE PROPOSED FIRST UNION MERGER

         SunTrust urges you to vote your shares of Wachovia Common Stock AGAINST the Proposed First Union Merger for the following reasons:

         o A VOTE AGAINST THE PROPOSED FIRST UNION MERGER MOVES YOU ONE STEP CLOSER TO RECEIVING THE SUPERIOR SUNTRUST MERGER PROPOSAL.

         SunTrust believes that the combination of SunTrust and Wachovia is superior to the Proposed First Union Merger and would provide substantial benefits to Wachovia shareholders, including the following:


         (1) Higher Current Value. Based on June [ ], 2001 closing prices, the SunTrust Merger Proposal represents a premium of approximately [ ]% over the implied value of the Proposed First Union Merger. The amount of this premium will fluctuate based on changes in the market prices of SunTrust Common Stock and First Union Common Stock. Based on closing stock prices on May 11, 2001, the last trading day prior to the announcement of the SunTrust Merger Proposal, the SunTrust Merger Proposal had a value of $70.06 per Wachovia share and represented a premium of 17% over the implied value of the Proposed First Union Merger. We note that as of June [ ], 2001 the 52-week high closing price for SunTrust Common Stock is $[ ], and the 52-week high closing price for Wachovia Common Stock is $[ ].


         (2) Stronger Currency. SunTrust has demonstrated stronger stock price performance and delivered more attractive total returns to its stockholders than First Union over the past 1, 5 and 10-year periods. Through March 31, 2001, SunTrust produced one- year, five-year and ten-year total returns to stockholders of 15.3%, 98.2% and 493.0%, respectively. Based on historical results and First Call consensus estimates for 2001, SunTrust's core earnings per share reflect a five-year compounded annual growth rate ("CAGR") of 12% from 1996 to 2001. A comparison of the foregoing data to similar data for First Union is set forth in the second table below. Historical data concerning stock price performance, earnings per share and other operating results are not necessarily indicative of future results. Stockholder return data is presented for periods ending on March 31, 2001 in order to eliminate any potential effects on the stock prices of the companies attributable to the Proposed First Union Merger or the SunTrust Merger Proposal.

         (3) Simpler and Better Dividend. Under the SunTrust Merger Proposal, SunTrust would increase the annual per share dividend on its common stock to $2.22 so that Wachovia shareholders would receive on a pro forma equivalent basis the same $2.40 annual per share dividend that they currently enjoy. SunTrust has had consistent dividend growth (five-year CAGR of 14% in dividends per share, as set forth in the second table below), has never cut its dividend and has additional capacity to increase its dividend. SunTrust's current annual dividend of $1.60 per share is funded out of current operating earnings, and the proposed dividend increase to $2.22 per share annually would be funded out of the combined operations of SunTrust and Wachovia.

                   First Union's proposed merger with Wachovia would provide you with an ongoing annual per share dividend of $1.92 on a pro-forma equivalent basis, which represents a 20% decrease from Wachovia's current annual per share dividend. However, to make up this difference, First Union is offering you a choice of also receiving either a one-time payment of $0.48 per share in cash at closing to cover the dividend shortfall for the first year after closing, or preferred shares of First Union that are designed to pay a dividend sufficient to ensure that you receive on a pro forma equivalent basis a $2.40 annual dividend per share of Wachovia common stock (the "Preferred Stock Election Feature").

                   We believe the dividend component of the SunTrust Merger
              Proposal is simpler and better. We believe it's simpler because you would not have to hold any security other than your shares of SunTrust Common Stock to receive the full dividend. We believe it's better than First Union's one-time special dividend alternative because, under that alternative, First Union would have to increase its current dividend by 25% by the beginning of the second year after its merger in order for you to continue receiving the same per share dividend you currently enjoy. And we believe the dividend component of our proposal is better than First Union's Preferred Stock Election Feature because you may not be able to realize value through a sale of your preferred shares if a liquid market for the preferred shares does not develop.

                   Dividends are payable on SunTrust Common Stock when, as and if declared by the Board of Directors of SunTrust out of funds legally available therefor. Accordingly, any declaration of dividends on SunTrust Common Stock in the future will be at the discretion of the SunTrust Board of Directors and will depend upon SunTrust's future earnings and financial condition and other factors. While SunTrust has not reduced the dividend on its common stock at any time in the past, there can be no assurance that SunTrust will continue to pay dividends on SunTrust Common Stock in the amounts set forth above or otherwise.


         (4) Proven Execution Record. SunTrust believes it has a proven track record of executing strategic initiatives. SunTrust's successful integration of Crestar Financial Corporation evidences its conservative and disciplined approach to the execution of a major merger transaction through setting achievable cost savings targets, retaining a focus on customers and minimizing revenue loss. Based on independent market research data compiled from surveys of commercial banking clients in the markets served by Crestar, SunTrust achieved equal or higher lead bank penetration in the commercial banking markets formerly served by Crestar following the closing of that transaction. Furthermore, a comparison of deposit data from April 1999 to deposit data from April 2000 indicates that SunTrust's systems conversion of the former Crestar franchise in May 1999 had no meaningful adverse effects on SunTrust's retail franchise in Crestar's markets. SunTrust's total retail deposits in these markets increased by approximately 3% in the year ended April 30, 2000, which, due to growth in total deposits in these markets, represented a slight decline of approxi mately 1% in retail market share. In addition, SunTrust's actual earnings for 2000 (excluding non-recurring items) did not differ materially from SunTrust's earnings estimates projected for 2000 at the time of announcement of the Crestar transaction. SunTrust has fully completed the integration process on the Crestar acquisition and now has a "clean slate" for purposes of allocating the management resources necessary to execute a major merger transaction.

                   While the Proposed SunTrust Merger would represent a larger transaction than the Crestar acquisition and would entail more in-market integration than the Crestar acquisition, SunTrust believes it has gained the expertise necessary for the integration of Wachovia through its experience in the Crestar transaction and other significant corporate projects. For example, SunTrust has managed the consolidation of its 29 bank subsidiaries and its Y2K project, both of which involved multiple large systems conversions.

               SunTrust's bank consolidation project also has involved staff realignment and reductions, customer and employee retention programs and standardization of policies and procedures among SunTrust's separate bank subsidiaries. In the past year, SunTrust also has closed approximately 40 branches in the ordinary course of business, which required transferring the customers of these branches to other SunTrust retail locations. SunTrust believes that through these experiences it has gained the core project management and systems integration competencies necessary to manage the integration effort in connection with a combination with Wachovia. SunTrust also believes there is an excellent cultural fit between SunTrust and Wachovia and that the two companies' business models and management philosophies are compatible. SunTrust believes these factors should help minimize the execution risk in combining SunTrust and Wachovia.

                       SunTrust also does not believe that its proposed merger
               with Wachovia poses the types of risks generally perceived by some to be associated with "hostile" transactions in the banking industry, most notably the Wells Fargo/First Interstate merger. Based on previous merger discussions with Wachovia over the years, SunTrust knows Wachovia's operations well and is quite familiar with its manage ment and employees, its business and operating structure, and its philosophy (see "Background"), whereas Wells Fargo is reported to have performed little or no due diligence prior to its acquisition of First Interstate. SunTrust's integration of Wachovia would be based on reasonable and conservative assumptions and would take place over a reasonable time period, while the Wells Fargo transaction was based on aggressive cost savings targets and a nine-month integration schedule. And SunTrust and Wachovia have similar operational structures, while in the Wells Fargo transaction Wells Fargo essentially undertook an overhaul of First Interstate's entire approach to retail banking.

         The table below compares key financial aspects of the SunTrust Merger Proposal to those of the Proposed First Union Merger:


                                   First Union/Wachovia      SunTrust/Wachovia
                                   --------------------      -----------------
Implied Value (1)................. $[     ]                  $[     ]

Implied Ongoing Dividend Per
Wachovia Share.................... $2.40(2)                  $2.40(3)

Cost Savings / % Wachovia Core
Expense Base (4).................. $890MM / 42%              $500MM / 23%

Wachovia Pro Forma Ownership(5)... 30%                       44%

--------------
(1)      Based on closing prices on June [ ], 2001.

(2) On May 22, 2001, First Union announced that it would provide Wachovia shareholders the option to elect to receive, in addition to the First Union Common Stock to be received in the Proposed First Union Merger, either a cash payment of $0.48 per share or preferred shares of First Union that are designed to pay a dividend that, when added to the dividends on the First Union Common Stock, would provide Wachovia shareholders with a $2.40 annual per share dividend on a pro forma equivalent basis following completion of the Proposed First Union Merger.
(3) If the Proposed SunTrust Merger is consummated, SunTrust intends to increase the annual dividend on its common stock to $2.22 per share.

(4) Wachovia's estimated core expense base is pro forma to reflect the impact of Wachovia's acquisition of Republic Security Financial Corporation and Wachovia's pending transaction for the disposition of its credit card operations. Wachovia has asserted in public communica tions that Wachovia and SunTrust, during their December merger discussions, had "agreed upon" $400 million in cost savings in connection with a possible SunTrust/Wachovia merger. However, Wachovia failed to disclose that it had advised SunTrust that Wachovia believed that cost savings of more than $500 million were obtainable in a SunTrust/Wachovia merger. See "Background." SunTrust's cost savings estimate was based in part upon its merger discussions with Wachovia in December 2000. SunTrust's costs savings estimate was also based on its experience in the Crestar acquisition and its review of data from selected comparable transactions in the banking industry with an in-market component which reflected that the 23% of Wachovia's non-interest expense base represented by SunTrust's costs savings estimate was at the low-end of the range of cost savings estimates for these transactions. SunTrust expects to derive its estimated cost savings primarily from the elimination of duplicative or redundant staff and administrative functions, data processing systems and facilities and equipment. SunTrust estimates that the consolidation of branch banking offices of Wachovia and SunTrust will result in the closing of 150 to 175 branch banking offices during the three-year integration period following completion of the proposed SunTrust Merger. SunTrust has determined that there are approximately 138 Wachovia branch banking offices within 1/2 mile of a SunTrust branch banking office and approximately 213 Wachovia branch banking offices within 1 mile of a SunTrust branch banking office. (Source: SNL Securities). In addition, SunTrust has estimated that the consolidation of its operations with those of Wachovia will result in 4,000 staff reductions during the three-year integration period following completion of the merger. SunTrust estimates that its cost savings will be phased in 40% in the first year following closing, 70% in the second year following closing and 100% in the third year following closing.

(5)      Based on common shares outstanding on 3/31/01.

         The following table presents certain historical financial and shareholder return data for both SunTrust and First Union, including a comparison of 5-year compounded annual growth rates for specified items for the two companies. This data has been presented solely for the purpose of providing a comparison of the historical financial and stock performance of SunTrust to that of First Union. SunTrust believes that this comparison reflects SunTrust's superior track record with respect to operating results and shareholder returns and that this superior track record is an important consideration for shareholders in determining whether or not to make an investment in First Union through their vote on the Proposed First Union Merger. Although SunTrust believes this data reflects SunTrust's superior track record in delivering value to its shareholders, SunTrust cautions you that historical data are not necessarily indicative of future results.

        A compounded annual growth rate, or "CAGR," measures the annual growth rate of a particular item, such as core earnings per share, over a specified number of measurement periods. SunTrust is presenting 5-year CAGRs for both SunTrust and First Union below and elsewhere in this Proxy Statement because Wall Street analysts often look at 5-year CAGRs to measure long-term trends. However, while 5-year CAGRs are used to reflect long-term trends, they will not capture trends for selected shorter periods within the 5-year measurement period.

        SunTrust advises you that the First Quarter '01 Return on Average Equity figure for SunTrust set forth below is based on SunTrust's total "realized" shareholders' equity rather than total shareholders' equity as computed in accordance with GAAP. See footnote (8) to the table below. In addition, SunTrust advises you that the earnings data used to calculate the First Quarter '01 Return on Average Assets and the First Quarter '01 Return on Average Equity data for First Union and SunTrust set forth below exclude all non-recurring items, including restructuring and merger-related charges and one-time gains. SunTrust believes that the exclusion of non-recurring items from the calculation of these performance measures for a company provides a return measure that more accurately reflects the performance of the company's underlying business. SunTrust advises you that this data may not be comparable to return on average equity and return on average assets measures reported by other companies to the extent such other companies have included non-recurring items in calculating these measures.

                                                       First Union    SunTrust
                                                       -----------    --------
1-Year Total Stockholder Return(1).................... (6.2%)         15.3%
5-Year Total Stockholder Return(1).................... 31.1%          98.2%
10-Year Total Stockholder Return(1)................... 376.5%         493.0%
5-Year Core Earnings Per Share CAGR(2) (3)............ (4%)(4)        12%
5-Year Net Income Per Share CAGR(3) .................. (1%)(4)        11%
5-Year Net Revenue Per Share CAGR (5)................. 0%(4)          8%
5-Year Dividends Per Share CAGR(6).................... (3%)(4)        14%
Restructuring Charges--Last 5 Years(7)................ $7,210MM       $365MM
First Quarter '01 Return on Average Assets (2)........ 1.0%           1.2%

                                                       First Union    SunTrust
                                                       -----------    --------
First Quarter '01 Return on Average Equity (2)(8)..... 15.6%          19.5%
First Quarter '01 Efficiency Ratio(9)................. 62.8%          57.2%
First Quarter '01 Tangible Common Ratio(10)........... 5.0%           6.8%

------------------------------
(1) Through March 31, 2001. Assumes reinvestment of dividends. An end date of March 31, 2001 was used for stockholder return data to eliminate any potential effects on that data attributable to the SunTrust Merger Proposal or the Proposed First Union Merger.
(2) Excludes restructuring and merger-related charges and other non-recurring items.
(3) CAGR based on 1996 to 2001 actual and estimated EPS based on Wall Street consensus estimates for 2001 (First Call).
(4)     Adjusted for 1997 2-for-1 stock split.
(5) Excludes non-recurring items. CAGR based on 1996 to 2001, with first quarter 2001 net revenue per share annualized.
(6)     CAGR based on 1996 to 2001, with first quarter 2001 dividend annualized.
(7) Through March 31, 2001. Includes restructuring, merger-related and other charges.
(8) SunTrust's return on average equity of 19.5% is computed using SunTrust's average "realized" shareholders' equity, which is SunTrust's total shareholders' equity less all unrealized gains and losses on securities and derivatives reported under "Accumulated other comprehensive income." SunTrust has reported its return on equity based on realized shareholders' equity since the adoption of FAS 115, which requires the inclusion in total shareholders' equity of unrealized after-tax gains and losses in equity securities and debt securities held for sale. SunTrust believes this measure is comparable to return on equity as reported by other bank holding companies because SunTrust is in a unique situation as a result of its ownership of approximately 48 million shares of common stock of The Coca- Cola Company since 1919. At March 31, 2001, "Accumulated other comprehensive income" was $1.6 billion or approximately 20% of SunTrust's total shareholders' equity and included SunTrust's unrealized after-tax gain in its investment in Coca-Cola common stock of $1.4 billion, or approximately 17% of SunTrust's total shareholders' equity. By comparison, at March 31, 2001, First Union's "Accumulated other comprehensive income" of $222 million constituted only 1.4% of total shareholders' equity as of that date. SunTrust believes its use of this measure of return on equity has been accepted by Wall Street analysts in comparing SunTrust's return on equity to the return on equity figures of its peers. SunTrust's return on average equity for the three months ended March 31, 2001, as calculated under GAAP without adjusting for unrealized gains and losses in securities and derivatives or non-recurring items of income or expense, was 16.9%. (9) Calculated as non-interest expense excluding amortization of intangible and foreclosed property expenses, as a percentage of fully-taxable equivalent net revenue excluding securities gains. (10) At period end. Total equity less intangibles, divided by total assets less intangibles.

         o A VOTE AGAINST THE PROPOSED FIRST UNION MERGER WILL HELP SATISFY A CONDITION TO THE SUNTRUST MERGER PROPOSAL.

        One condition of the SunTrust Merger Proposal is that the Wachovia shareholders do not approve the Proposed First Union Merger and the First Union Merger Agreement is validly terminated. The Proposed SunTrust Merger cannot go forward unless this condition is satisfied. Accordingly, your vote against the Proposed First Union Merger can help to satisfy this condition to the SunTrust Merger Proposal.

        While SunTrust is committed to helping Wachovia shareholders realize the value of the SunTrust Merger Proposal, the SunTrust Merger Proposal cannot go forward unless the Wachovia shareholders do not approve the Proposed First Union Merger and the First Union Merger Agreement is validly terminated. Accordingly, a vote for the Proposed First Union Merger could leave Wachovia shareholders without a viable alternative to the Proposed First Union Merger because SunTrust will not proceed with the SunTrust Merger Proposal if the Proposed First Union Merger is approved by Wachovia shareholders. However, there can be no assurance as to the occurrence or timing of the termination of the First Union Merger Agreement or that the conditions to the Proposed SunTrust Merger will be satisfied. As a result, even if the Proposed First Union Merger is not approved by Wachovia shareholders, Wachovia shareholders could still be without a viable alternative to the Proposed First Union Merger if the conditions to the Proposed SunTrust Merger are not satisfied.


         o A VOTE AGAINST THE PROPOSED FIRST UNION MERGER SENDS A STRONG MESSAGE TO THE WACHOVIA BOARD OF DIRECTORS THAT YOU WANT TO PRESERVE THE OPPORTUNITY TO ACCEPT THE SUNTRUST MERGER PROPOSAL.

        By voting against the Proposed First Union Merger, Wachovia shareholders can demonstrate their support for the proposed combination of Wachovia and SunTrust and send a strong message to the Wachovia Board of Directors that they want the opportunity to accept the value offered by the SunTrust Merger Proposal. A vote against the Proposed First Union Merger moves Wachovia shareholders closer to being able to benefit from the SunTrust Merger Proposal. On the other hand, if Wachovia shareholders approve the Proposed First Union Merger, it is likely that the Proposed First Union Merger will be consummated.

        The SunTrust Merger Proposal is subject to certain risks and uncertainties, including the following:


        o the SunTrust Merger Proposal is conditioned on the valid termination of the First Union Merger Agreement and the surrender by First Union of the First Union Option for a cash payment equal to its "in-the-money" value or the invalidation of that option, and there can be no assurance that First Union will cooperate toward the satisfaction of these conditions;
        o the SunTrust Merger Proposal contemplates the negotiation of a definitive merger agreement between SunTrust and Wachovia, but there can be no assurance that Wachovia will enter into discussions with SunTrust with respect to the SunTrust Merger Proposal if the First Union Merger is not approved by Wachovia shareholders;
        o the exchange ratio in the SunTrust Merger Proposal is fixed, so the per share value of the SunTrust Merger Proposal will change as a result of changes in the market price of SunTrust Common Stock and could be lower in the future than the per share value of the SunTrust Merger Proposal as disclosed in this Proxy Statement;
        o SunTrust has no prior experience making an unsolicited merger proposal of the type contemplated by the SunTrust Merger Proposal, and accordingly, the integration of the businesses of SunTrust and Wachovia may be more difficult, costly or time-consuming than anticipated, which could result in SunTrust not realizing all of the anticipated benefits of the Proposed SunTrust Merger or in the combined company experiencing greater than expected deposit runoff, integration costs and customer, client or employee attrition;
        o the cost savings actually realized by SunTrust as a result of the Proposed SunTrust Merger may be less than SunTrust's estimated cost savings, and the restructuring and merger-related charges incurred by SunTrust as a result of the Proposed SunTrust Merger could be greater than those estimated by SunTrust; and
        o the Proposed SunTrust Merger will be subject to a number of conditions, including the approval of the shareholders of both SunTrust and Wachovia and the receipt of all regulatory approvals required for completion of the Proposed SunTrust Merger, and there can be no assurance that these approvals will be obtained in the time frame anticipated.


                                    IMPORTANT


        IF YOU WANT TO HAVE THE OPPORTUNITY TO CONSIDER THE PROPOSED SUNTRUST MERGER WE URGE YOU TO PROMPTLY SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY TO VOTE AGAINST THE PROPOSED FIRST UNION MERGER AND FOR THE PROPOSED AMENDMENT TO WACHOVIA'S BYLAWS. WE URGE YOU TO EXECUTE AND MAIL THE BLUE PROXY CARD AS SOON AS POSSIBLE.

        REJECTION OF THE PROPOSED FIRST UNION MERGER IS A CRITICAL STEP IN SECURING THE SUCCESS OF THE SUNTRUST MERGER PROPOSAL.

        EVEN IF YOU HAVE ALREADY SENT A PROXY TO THE BOARD OF DIRECTORS OF WACHOVIA, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE. YOU MAY REVOKE THAT PROXY AND VOTE AGAINST THE PROPOSED FIRST UNION MERGER AND FOR THE PROPOSED AMENDMENT TO WACHOVIA'S BYLAWS BY SIGNING, DATING AND MAILING THE ENCLOSED BLUE PROXY IN THE ENCLOSED ADDRESSED ENVELOPE. NO POSTAGE IS NECESSARY IF YOUR PROXY IS MAILED IN THE UNITED STATES. IF YOU ARE A REGISTERED OWNER, YOU MAY ALSO VOTE BY TELEPHONE OR THROUGH THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED PROXY CARD.

        THIS PROXY STATEMENT RELATES SOLELY TO THE SOLICITATION OF PROXIES IN OPPOSITION TO THE PROPOSED FIRST UNION/WACHOVIA MERGER AND FOR THE PROPOSED AMENDMENT TO WACHOVIA'S BYLAWS AND IS NEITHER AN OFFER TO SELL ANY SHARES OF SUNTRUST COMMON STOCK NOR A REQUEST FOR THE TENDER OF WACHOVIA COMMON STOCK. THE ISSUANCE OF SUNTRUST COMMON STOCK IN CONNECTION WITH SUNTRUST'S PROPOSED MERGER WITH WACHOVIA WILL HAVE TO BE REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY ONLY BE MADE BY MEANS OF A PROSPECTUS COMPLYING WITH THE REQUIRE MENTS OF SUCH ACT.

                                   BACKGROUND

        From time to time in the past, SunTrust and Wachovia have engaged in discussions concerning the possibility of a business combination transaction between the parties. Discussions were initiated between the parties most recently in early November of 2000, at a meeting in Atlanta between L. Phillip Humann, Chairman, President and Chief Executive Officer of SunTrust, and L.M. Baker, Jr., the Chairman, President and Chief Executive Officer of Wachovia, at which Messrs. Humann and Baker discussed the possibility of a business combination transaction between SunTrust and Wachovia. Later that month, John W. Spiegel, Chief Financial Officer of SunTrust, and Robert S. McCoy, Chief Financial Officer and Treasurer of Wachovia, discussed matters relative to a potential business combination transaction between the parties, including revisiting previous discussions between them in 1997 regarding the financial aspects and benefits of a combination of SunTrust and Wachovia, including the cost savings that should be obtainable in such a combination. Messrs. Spiegel and McCoy mutually agreed that, based on those discussions, there was no reason that the parties should not proceed with their consideration of a transaction.

        On December 2, 2000, Mr. Spiegel met with several members of senior management of Wachovia to establish a plan for conducting due diligence and information sharing between the parties. That weekend, representatives of SunTrust and Wachovia and their respective financial and legal advisors commenced their due diligence investigations in connection with the proposed transaction. These due diligence efforts continued on an ongoing basis throughout the next couple of weeks and included meetings between key members of senior management of the two companies, several off-site meetings involving large due diligence teams and the continuous exchange of information between the two companies. Also during this time, SunTrust and Wachovia and their respective legal advisors substantially negotiated the terms of the proposed transaction and the draft merger documents, and representatives of SunTrust and Wachovia, with the assistance of their respective financial advisors, prepared an analyst presentation for purposes of describing the transaction to the investment community. SunTrust and Wachovia had set December 18, 2000 as the targeted announcement date of the proposed transaction.

        With a few days remaining before the targeted announcement date, the following material terms of the transaction had been agreed to:

Name:                         Wachovia

Headquarters:                 Atlanta, Georgia

Price:                        1.03 SunTrust shares per Wachovia share (12% premium based on
                              12/15/00 closing prices)

Board:                        50/50 split between SunTrust and Wachovia directors


                                       15


Management:                   Chairman and CEO: L.M. Baker, Jr. - CEO until 2003 Annual
                              Meeting and Chairman until 2004 Annual Meeting

                              President and COO:  L. Phillip Humann - to become CEO at 2003
                              Annual Meeting and Chairman at 2004 Annual Meeting

                              Other management roles and individuals from SunTrust and Wachovia to fill those roles had been identified

Dividend:                     SunTrust dividend increase to ensure no reduction in dividends to
                              Wachovia shareholders on a pro forma equivalent basis

        Over the course of the discussions, Mr. Baker communicated only one area of concern to Mr. Humann relative to the compatibility of the two companies. Mr. Baker indicated to Mr. Humann that the specialists in Wachovia's wealth management business (tax and estate planning, portfolio managers, etc.) reported to a centralized business unit whereas SunTrust's wealth management specialists reported on the basis of geography. Mr. Humann indicated that SunTrust had in effect dual reporting lines, both on the basis of geography and to a centralized business unit which set and implemented overall policy with respect to uniform practices and standards. Mr. Humann advised Mr. Baker that he did not believe there was a practical difference in how these specialists functioned on a day-to-day basis, but nevertheless advised Mr. Baker that SunTrust was prepared to shift to Wachovia's operating structure for the wealth management business. Mr. Baker also questioned the proposed reporting line of the wealth management business, preferring that this business unit report to Mr. Humann as the proposed president and chief operating officer instead of to a vice chairman to whom multiple business lines would report. Mr. Humann advised Mr. Baker that SunTrust's position on this issue was based on SunTrust's view that the wealth management business can benefit greatly through interaction with other business lines, and that SunTrust had realized substantial success with this approach.

        Late in the morning on December 14, 2000, Mr. Baker telephoned Mr. Humann and advised him that Wachovia was withdrawing from further discussions based on the issue raised by Mr. Baker with respect to the reporting relationship of the combined company's wealth management business. Messrs. Humann and Baker decided to speak again after their respective Board of Directors meetings which had been scheduled for the following afternoon.

        On December 15, 2000, following their respective Board of Directors meetings, Mr. Humann and Mr. Baker spoke again, but Mr. Baker indicated that he did not want to take up the merger discussions again until some time after the holidays. Mr. Humann concluded that the prospect for a constructive dialogue with Mr. Baker concerning a potential business combination would be improved if he allowed some amount of time to elapse before resuming Merger discussions with Mr. Baker, and accordingly determined not to contact Mr. Baker immediately following the holidays. In early February 2001, following the announcement by Wachovia of its plans to initiate an evaluation of strategic alternatives for its credit card business, Mr. Humann decided, in light of the fact that a sale of the credit card business would be a significant transaction for Wachovia, that he would not attempt to resume discussions with Mr. Baker until Wachovia had completed that process.

        On April 13, 2001, Mr. Humann learned of rumors that Wachovia was in merger negotiations with First Union. At that time, members of SunTrust's senior management contacted representatives of SunTrust's legal and financial advisors to assist SunTrust in evaluating its alternatives (principally whether or not to submit a merger proposal to Wachovia) in light of the possibility that Wachovia was in merger negotiations with First Union.

        On April 14, 2001, Mr. Humann telephoned Mr. Baker, and Mr. Spiegel telephoned Mr. McCoy, to inquire as to whether Wachovia was engaged in merger discussions with First Union, and, in the event that Wachovia confirmed these discussions, to deliver a merger proposal to Wachovia. At the same time, members of SunTrust's senior management and its legal and financial advisors prepared a letter to be delivered to Wachovia in the event that the responses to the inquiries made by Messrs. Humann and Spiegel confirmed that First Union and Wachovia were in discussions.

        Mr. Spiegel spoke by telephone with Mr. McCoy, who confirmed that he was also aware of the rumors. Mr. Spiegel reminded Mr. McCoy of SunTrust's interest in a business combination transaction with Wachovia, and Mr. McCoy acknowledged that he was aware of SunTrust's interest. Later in the day, Mr. Humann reached Mr. Baker, who acknowledged his awareness of the rumors but attributed them to internet message boards and chat rooms and pointed out that these same message boards and chat rooms had similar rumors concerning a transaction between SunTrust and Wachovia. Mr. Humann then stated that the two of them had agreed that they would be getting together again to resume their discussions from December, and Mr. Baker confirmed that this was what they had agreed to. Mr. Humann understood Mr. Baker's response to be an indication that Wachovia was not in discussions with First Union.

        On April 16, 2001, First Union and Wachovia jointly announced that they had entered into a low-premium, merger-of-equals transaction. See "Certain Information Concerning the Proposed First Union Merger."

        During the weeks following the announcement of the Proposed First Union Merger, members of senior management of SunTrust, with the advice and assistance of its legal and financial advisors, periodically met to discuss SunTrust's alternatives in light of the announcement of the Proposed First Union Merger.

        On May 11, 2001, the SunTrust Board of Directors unanimously approved the SunTrust Merger Proposal and related matters.

        On May 14, 2001, SunTrust delivered the following letter to the Board of Directors of Wachovia:

                      [LETTERHEAD OF SUNTRUST BANKS, INC.]

                                  May 14, 2001


The Board of Directors
Wachovia Corporation
100 North Main Street
Winston-Salem, North Carolina  27150

Dear Members of the Board:

        As you know, we have long been interested in a business combination with Wachovia Corporation. We have enormous respect for all of you, many of whom are well acquainted with members of our Board, and we have always been impressed with the quality of Wachovia's management with whom we have developed excellent relationships over the years. Our respective management philosophies and corporate cultures are highly compatible, and we both share a commitment to superior customer service and relationship-based banking that sets us apart from our competitors.

        Since the announcement of your proposed merger with First Union Corporation, we have again given serious consideration to a combination of SunTrust and Wachovia. By this letter, we are proposing a transaction that provides superior value to Wachovia's shareholders. We remain convinced that a combination of our companies is a compelling transaction in light of the strategic and financial benefits for each of us and our respective shareholders. Our proposal provides Wachovia's shareholders a significant premium over both Wachovia's current market price and the current value of the First Union transaction. Our proposal also maintains Wachovia's current dividend and provides Wachovia shareholders with an investment in SunTrust, a high quality, high performing company. We believe our offer is a "Superior Proposal" as that term is defined under your merger agreement with First Union. Accordingly, we would like to meet with you as soon as possible to discuss the terms of our offer in greater detail.

        Under our proposal, Wachovia and SunTrust would combine in a merger in which each share of common stock of Wachovia would be converted into 1.081 shares of SunTrust common stock, having an implied value of $70.06 per Wachovia share. Based on May 11, 2001 closing prices, our offer represents a 17% premium over the implied value of your proposed merger with First Union and a 15% premium over Wachovia's closing price. SunTrust also would increase its annual per share dividend to $2.22 so that Wachovia shareholders would receive on a pro forma equivalent basis the same $2.40 annual per share dividend that they currently enjoy. Our transaction would be tax-free to Wachovia shareholders and would be accounted for as a purchase. Completion of the merger would require receipt of regulatory and shareholder approvals and the satisfaction of other customary conditions. We have attached a brief financial presentation outlining the significant financial benefits of our proposal.

        We would propose that the board of directors of the combined company include appropriate representation from Wachovia's current board of directors. In addition, we would anticipate leadership roles for numerous members of Wachovia's management, and we would anticipate putting in place appropriate incentives and retention arrangements for key members of management of Wachovia. While the headquarters of the combined company would be in Atlanta, Georgia, we are prepared to make Winston-Salem the headquarters for our Carolinas bank, and we would maintain meaningful operations there. Our proposal is also more attractive for your employees in North and South Carolina, where we would anticipate substantially fewer job losses than under your proposed merger with First Union.

        We believe the strategic rationale for combining SunTrust and Wachovia is compelling for a number of reasons, including the following:

         o Shared focus on superior customer service and relationship-based banking;
         o Leadership position in high growth and affluent southeastern geographic markets;
         o        Enhanced scale in high growth/high margin businesses;
         o        SunTrust has clean slate to execute transaction;
         o        Superior financial strength and credit risk management; and
         o        Opportunity for reinvestment of excess capital.

        A merger of SunTrust and Wachovia would combine two companies that possess highly compatible operating philosophies and corporate cultures, a similar management structure and a shared commitment to operating a customer relationship-based financial services franchise. Both SunTrust and Wachovia have a matrix management structure which is based on both business lines and geography. Both companies provide significant autonomy to local managers who best understand and manage local customer relationships. For these reasons, we believe the integration of our businesses can be accomplished in a virtually seamless manner with no meaningful customer loss or disruption.

        Most important for Wachovia's shareholders is the strength of SunTrust's currency. SunTrust has demonstrated consistently strong stock price performance and has delivered attractive total returns to its shareholders. Based on last Friday's closing stock price, SunTrust has produced a five-year total return to shareholders of 100%, and, based on First Call consensus estimates for 2001, SunTrust's core earnings per share will produce a five-year CAGR of 12% from 1996-2001. SunTrust has had consistent dividend growth (5-year CAGR of 14% in dividends per share), has never cut its dividend and has significant additional capacity to increase its payout ratio. As noted above, our proposal provides that SunTrust would increase its dividend to ensure no dividend reduction for Wachovia shareholders.

        In addition to strong performance and a focused strategy, the strength of our currency derives from prudent management practices. SunTrust has never had to pre-announce an earnings shortfall or major write-down and, other than the $115 million loss taken in 1999 in connection with repositioning its securities portfolio, has never taken a restructuring charge that was not merger- related. We have retained an ongoing focus on credit and risk management. Our five-year average net charge-off ratio is the lowest among the twenty largest U.S. banks at 0.29%.* Additionally, our holding company currently enjoys A1/A+ ratings from Moody's and S&P, respectively, for its long- term unsecured debt, with a positive outlook from Moody's and a stable outlook from S&P, and our bank carries Aa3/AA- ratings from Moody's and S&P, respectively.

          With respect to executing strategic transactions, SunTrust has a superior track record. Our integration of Crestar Financial Corporation is regarded as a successful execution of a major bank merger transaction. All significant operations were smoothly integrated, with virtually no measurable customer run-off or revenue loss. This is in stark contrast to the history of the mergers integrated by many of our competitors. Moreover, because of the excellent strategic fit between SunTrust and Wachovia and our consistent business models, and based on our previous discussions, we believe there is limited execution risk in combining SunTrust and Wachovia. It bears noting that our cost saving estimates project 3,000 fewer staff reductions and approximately 125-150 fewer branch closures than the First Union transaction -- figures which suggest materially less execution risk in connection with our proposal.

          Our interest in this transaction is a reflection of our firm belief that a combination of our companies would be highly beneficial financially to both of our shareholder groups and accretive to SunTrust's earnings per share. In sum, we believe our proposal is superior to your proposed transaction with First Union based on its higher current value, maintenance of the Wachovia dividend and the opportunity for Wachovia shareholders to share in the earnings accretion deriving from a stronger combined franchise.

          Our proposal requires the valid termination of your merger agreement with First Union, and we are filing preliminary proxy materials with the SEC today to enable us to seek proxies from the Wachovia shareholders to vote against the First Union transaction. The stock option you granted to First Union contains several excessive and unprecedented features, and we reserve the right to challenge the validity of that option. Nevertheless, in the interest of facilitating a transaction, our


--------

* Largest twenty banks by market capitalization, excluding Northern Trust Corporation and State Street Corporation, as these banks have business lines that are materially different from those of the other banks in the group.

proposal assumes a payment to First Union of the "in-the-money" value of the option, subject to the cap set forth in the option agreement. Our proposal also requires an update and completion of the due diligence investigation we performed in December.

         We were both disappointed and surprised by the announcement of your proposed merger. We were disappointed because we (and, we believe, the market) are convinced that a merger of our companies is a better fit and provides more compelling strategic benefits than your proposed transaction with First Union. And we were surprised because Wachovia did not make any effort to revisit the substantially completed merger negotiations that we conducted this past December. As you no doubt recall, our then-proposed merger was put on hold only days before it was to be announced. The transaction documents, including employment agreements, were essentially in final form; due diligence was substantially completed; and our financial advisors were working to finalize the investor presentation. It bears noting that the pricing we agreed to in December, which represented a 12% premium to Wachovia's then-current market price and included an increase in SunTrust's dividend to preserve Wachovia's dividend on a pro forma equivalent basis, would have provided greater value to Wachovia's shareholders than the value to be received in the First Union transaction. In any event, because of all the work that was done in December, we are extremely confident that we can reach definitive terms with you, as well as update and complete our due diligence, expeditiously.

         My clear recollection is that our December transaction was put on hold by Wachovia solely because of concerns over two issues relating to the organization of the combined company's wealth management line of business. One of the issues concerned the reporting structure of the specialists (i.e., tax and estate planning, portfolio management, etc.) within that business. At SunTrust, the specialists in effect have dual reporting on the basis of geography and to a centralized unit (to implement uniform standards, investment policy and the like), whereas at Wachovia the specialists report only to a centralized business unit. As a practical matter, we do not believe these businesses function very differently on a day-to-day basis, and the difference in organizational structure does not in our view pose any particularly difficult integration issues. Importantly, I had advised Wachovia at the time that we were prepared to accept your operating structure for this business line. The second issue concerned the reporting relationship of the wealth management business -- whether this business should report to a vice-chairman to whom multiple business lines would be reporting (which was SunTrust's preference), or to me as president and chief operating officer, as Wachovia proposed. SunTrust's position on this issue was based upon our view that the wealth management line can benefit greatly through interaction with other lines of business, and our success in this area has demonstrated this. At any rate, this too appeared to us to be an eminently solvable issue.

         In all events, we are confident that we can implement an approach to operating the wealth management business on a combined basis that captures the best features of both SunTrust and Wachovia.

          The Board of Directors of SunTrust has unanimously approved this proposal and has authorized our management team to proceed. We have engaged Morgan Stanley; Skadden, Arps, Slate, Meagher & Flom LLP; and King & Spalding to advise us in this transaction.

         We would like to meet with you as soon as possible to discuss our proposal in greater detail. Please feel free to contact me at my office number or to have your respective financial or legal advisors contact Bill Weiant of Morgan Stanley or Bill Rubenstein of Skadden Arps regarding the matters set forth herein. We look forward to meeting with you soon.

                                                       Sincerely,

                                                       /s/ L. Phillip Humann

                                                       L. Phillip Humann


         Also on May 14, 2001 SunTrust issued a press release announcing the SunTrust Merger Proposal and conducted an investor presentation which discussed the SunTrust Merger Proposal in detail.

         On May 15, 2001, Theodore J. Hoepner, a shareholder of Wachovia for over ten years, a participant in this proxy solicitation and a Vice Chairman of SunTrust, delivered a letter to Wachovia demanding certain corporate records and documents of Wachovia pursuant to his rights under the North Carolina Business Corporation Act and North Carolina common law. As of the date of this Proxy Statement, Wachovia has not complied with Mr. Hoepner's demand.

         On May 18, 2001, Mr. Baker announced that the First Union Merger Agreement had been amended so as to delete any increase in retirement compensation for Mr. Baker in connection with the Proposed First Union Merger.

         On May 22, 2001, First Union announced the Preferred Stock Election Feature. On the same day, Wachovia issued a press release announcing that its board of directors had rejected the SunTrust Merger Proposal and had reaffirmed its commitment to the Proposed First Union Merger. According to an article in The Wall Street Journal on May 24, 2001, Morris Offit, a Wachovia director, dissented from the decision of the Wachovia Board to reject the SunTrust Merger Proposal. According to that article, people familiar with the meeting said that when it came time for the Wachovia Board of Directors to vote, Mr. Offit explained he would not reject the SunTrust Merger Proposal because he liked the SunTrust business model and thought the cultural compatibility of SunTrust and Wachovia was better than that of First Union and Wachovia. Mr. Offit also reportedly raised concerns earlier in the meeting about whether Wachovia management and its advisers had adequately disclosed details of SunTrust's overtures. Mr. Offit, a Wachovia director, employee and significant shareholder, joined the Wachovia Board of Directors in 1999 after selling his New York trust bank, Offitbank Holdings Inc., to Wachovia. Mr. Offit currently owns directly or indirectly 489,201 Wachovia shares. In terms of outright share ownership, Mr. Offit is by far the largest shareholder among Wachovia's directors, holding almost 40% more shares than the holdings of all of the other Wachovia directors combined.

         In a letter to Wachovia shareholders dated May 22, 2001, Mr. Baker made four allegations regarding the SunTrust Merger Proposal: (1) a combined SunTrust/Wachovia will not provide adequate future earnings growth, (2) there is serious implementation risk in the SunTrust Merger Proposal, (3) the SunTrust Merger Proposal does not compensate Wachovia shareholders for SunTrust's inadequate future earnings growth and serious implementation risk, and (4) there is no dividend advantage to the SunTrust Merger Proposal.

         On May 22, 2001, Mr. Baker sent a letter to the SunTrust Board in which he expressed Wachovia's disappointment at what he perceived to be SunTrust's efforts to take over Wachovia and asked SunTrust to respect the Wachovia Board's decision rejecting the SunTrust Merger Proposal and to withdraw the SunTrust Merger Proposal.

         On the evening of May 22, 2001, SunTrust issued a press release indicating that it was disappointed by the decision of the Wachovia Board to reject the SunTrust Merger Proposal and that it would continue with its plan to solicit Wachovia shareholders to vote against the Proposed First Union Merger. The press release also announced that SunTrust was initiating litigation in state and federal court in Georgia. See "Certain Litigation." Also on May 22, 2001, First Union initiated litigation against SunTrust in state court in North Carolina. On May 23, 2001, First Union filed an amended complaint in its litigation in North Carolina adding Wachovia as a plaintiff. See "Certain Litigation."

         On Saturday, May 26, 2001, First Union and Wachovia announced the record dates for their annual meetings and the dates on which those meetings would be held.

         On May 30, 2001, First Union and Wachovia amended the terms of their proposed merger for the third time in less than two weeks. Among other things, the new amendments revised certain terms of the First Union Option in order to limit the profit realizable under the First Union Option to $780 million and to limit the consideration that may be used to pay the exercise price of the First Union Option to cash or readily marketable debt or preferred stock issued by the holder of the First Union Option having a fair market value equal to the option exercise price as agreed upon by both parties' investment banking firms. See "Certain Information Concerning the First Union Option."

         On May 30, 2001, Mr. Hoepner initiated litigation in state court in North Carolina in order to enforce his rights under the North Carolina Business Corporation Act and North Carolina common law to obtain a stockholder list and certain related records of Wachovia. See "Certain Litigation."


         On June 1, 2001, SunTrust and the plaintiffs in the litigation in North Carolina state court entered into a consent stipulation agreeing to take appropriate action to have the North Carolina state action transferred to the North Carolina Business Court. SunTrust also agreed to dismiss its Georgia state court action with the intention of reasserting its claims as counterclaims in the North Carolina Business Court. On June 4, 2001, SunTrust dismissed the Georgia state court action without prejudice. On June 7, 2001 SunTrust filed its answer and counterclaim in the North Carolina Business Court. See "Certain Litigation."

          On June 4, 2001, SunTrust delivered a notice to Wachovia of its intention to propose a bylaw amendment for approval by Wachovia shareholders at the Annual Meeting. See "Proposed Amendment to Wachovia's Bylaws." Later that day, Wachovia announced that it would consider SunTrust's proposal in due course. By letter dated June 8, 2001, counsel for Wachovia advised the North Carolina Business Court that Wachovia's management is considering its response to SunTrust's Proposed Bylaw Amendment and that Wachovia will provide SunTrust with Wachovia's definitive response no later than June 15, 2001. SunTrust believes there is no legitimate basis whatsoever for Wachovia to exclude the Proposed Bylaw Amendment from consideration by shareholders at the Annual Meeting.


CERTAIN INFORMATION CONCERNING THE PROPOSED FIRST UNION MERGER

          On April 15, 2001, First Union and Wachovia entered into the First Union Merger Agreement. The First Union Merger Agreement provides for a merger of Wachovia with and into First Union pursuant to which each outstanding share of Wachovia Common Stock would be converted into 2.0 shares of First Union common stock. In addition, on May 22, 2001, First Union announced that it is offering to Wachovia shareholders two alternatives that purport to guarantee that their dividend payments will remain at the current Wachovia level of $2.40 per share per annum. In connection with the Proposed First Union Merger, Wachovia shareholders would have the option to receive, in addition to two shares of First Union Common Stock, either (1) a one-time payment at closing of $0.48 per Wachovia share (as previously contemplated by the Proposed First Union Merger), or (2) shares of preferred stock (the "Preferred Shares") that are designed to pay quarterly dividends in an amount equal to the difference between Wachovia's current quarterly per share dividend and the pro forma equivalent quarterly dividend per Wachovia share paid on the common stock of the combined Wachovia/First Union. Specifically, the new second alternative would provide Wachovia shareholders with two Preferred Shares, each of which would initially pay a quarterly cash dividend of $0.06 per share, so that Wachovia shareholders who elect this alternative would receive, on a pro forma equivalent per share basis, $0.48 in quarterly dividends on First Union common stock and $0.12 in quarterly dividends on the Preferred Shares, or the same $0.60 quarterly dividend per share currently paid by Wachovia. The dividend on the Preferred Shares would decline as the common dividend of the new Wachovia/First Union increases, until the new entity's common dividend equals or exceeds $1.20 per share (or $2.40 per Wachovia share on a pro forma equivalent basis).

          The obligations of Wachovia and First Union to complete the Proposed First Union Merger are subject to various conditions, including the approval of the stockholders of First Union and Wachovia, receipt of all required regulatory approvals without any conditions that could have a material adverse effect on the combined company, and the satisfaction of other customary closing conditions.

         The foregoing description of the First Union Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the First Union Merger Agreement, a copy of which has been included as an Annex to the joint proxy statement-prospectus filed as part of Amendment No. 1 to First Union's Registration Statement on Form S-4 filed with the SEC on June 1, 2001 (the "Joint Proxy Statement-Prospectus").

CERTAIN INFORMATION CONCERNING THE FIRST UNION OPTION

          In connection with the execution of the First Union Merger Agreement, Wachovia and First Union also entered into the First Union Option, pursuant to which First Union has the right, upon the occurrence of certain events, to purchase up to 19.9% of the issued and outstanding shares of Wachovia Common Stock at the close of business on April 12, 2001, at a price per share of $59.482, subject to certain adjustments.


          The First Union Option originally provided that the exercise price could be paid through the delivery to Wachovia of cash, securities or other tangible personal or real property having a value determined to equal the exercise price. SunTrust believes that this provision could have resulted in Wachovia issuing more than $2.5 billion in common stock to First Union in exchange for assets of unknown identity and as to which Wachovia would not be contractually entitled to perform any due diligence. On May 30, 2001, First Union and Wachovia announced that they had amended their agreement to provide that the exercise price of the First Union Option may be paid in cash or readily marketable debt securities or preferred stock issued by the option holder having a value agreed upon by an investment banking firm selected by Wachovia and an investment banking firm selected by the holder exercising the option.


          First Union may exercise the First Union Option if both an "initial triggering event" and a "subsequent triggering event" occur prior to the occurrence of an event that would terminate the First Union Option. An initial triggering event occurred on May 30, 2001 when SunTrust filed its application under the Bank Holding Company Act for Federal Reserve Board approval of the Proposed SunTrust Merger. A subsequent triggering event will occur if any person acquires beneficial ownership of 25% or more of the outstanding voting securities of Wachovia or if Wachovia enters into an agreement with respect to, or the Wachovia Board otherwise recommends that the Wachovia shareholders approve or accept, any transaction with a third party (other than First Union) involving a merger or consolidation of, or a sale of more than 25% of the business, assets or deposits of, or a purchase or other acquisition of securities constituting more than 25% of the voting power of, Wachovia or any of its subsidiaries. The execution by Wachovia of a definitive agreement providing for the Proposed SunTrust Merger would constitute a subsequent triggering event and would result in the First Union Option becoming exercisable.

         Upon the occurrence of a "Repurchase Event" as defined in the First Union Option, upon the request of First Union, Wachovia would be required to repurchase from First Union the First Union Option and any shares issued under the First Union Option. The repurchase price is determined pursuant to a formula that is generally designed to capture the difference in value between (i) the $59.482 exercise price per share of the First Union Option and (ii) the highest of (a) the price at which a tender or exchange offer has been made, (b) the price per share of Wachovia common stock to be paid by a third party pursuant to an agreement with Wachovia and (c) the highest closing price of Wachovia common stock within the six-month period immediately preceding the date that the holder of the First Union Option gives notice to Wachovia of its desire to have Wachovia repurchase the First Union Option. Such difference in value, multiplied by the number of shares of Wachovia Common Stock subject to the First Union Option, is the repurchase price for the First Union Option (the "Repurchase Formula"). In addition, upon the occurrence of a Repurchase Event, First Union may surrender the First Union Option and any shares issued under the First Union Option held by First Union for a cash fee equal to $375 million (the "Minimum Surrender Value"), reduced correspondingly if there have been purchases of stock under the First Union Option and gains on the sale of such stock.

         The First Union Option originally provided that First Union's "total profit" may not exceed $780 million. The term "total profit" was originally defined in the First Union Option as "the aggregate amount (before taxes) of the following: (1) the excess of (A) the net cash amounts or fair market value of any property received by [the holder of the First Union Option] pursuant to the sale of Option Shares (or any other securities into which such Option Shares are converted or exchanged) to any unaffiliated party, other than any amount received by [the holder of the First Union Option] upon the repurchase of Option Shares by [Wachovia] pursuant to Section 7, after payment of applicable brokerage or sales commissions and discounts, over (B) [the holder of the First Union Option]'s aggregate purchase price for such Option Shares (or other securities), plus (2) all amounts received by [the holder of the First Union Option] upon the repurchase of the Option by [Wachovia] pursuant to Section 7, plus (3) all equivalent amounts with respect to the Substitute Option and any amounts paid pursuant to Section 9, minus (4) all amounts of cash previously paid to [Wachovia] pursuant to Section 16(a)(3) and the value of all Option Shares (or other securities) previously delivered to [Wachovia] for cancellation pursuant to Section 16(a)(2), which value shall be deemed to be the purchase price by [Wachovia] for such Option Shares or other securities." SunTrust believed that this "total profit" provision did not operate to limit the value of the First Union Option to $780 million in all circumstances. For example, while clause (2) would take into account the value realized by First Union on a repurchase by Wachovia of the First Union Option, clause (1) specifically provides that value realized by First Union as a result of the repurchase by Wachovia of shares of Wachovia Common Stock acquired upon exercise of the First Union Option is not to be taken into account in calculating the "total profit." On May 30, 2001, First Union and Wachovia amended this definition in the First Union Option to provide that additional potential sources of value to a holder of the First Union Option, including a repurchase by Wachovia of shares purchased upon exercise of the First Union Option, would be subject to the $780 million profit limitation.

         The SunTrust Merger Proposal is subject to certain conditions, including the First Union Option Condition. To satisfy the First Union Option Condition, either the First Union Option must be judicially invalidated or First Union must surrender the First Union Option for a cash payment equal to the in-the-money value of the First Union Option, subject to the Minimum Surrender Value of $375 million and the "cap" of $780 million. For purposes of the First Union Option Condition, SunTrust regards the in-the-money value of the First Union Option as equivalent to the value that would be determined under the Repurchase Formula. Because SunTrust has neither executed an agreement with Wachovia to acquire any shares of Wachovia Common Stock nor commenced an exchange offer to purchase shares of Wachovia Common Stock, the relevant price for purposes of the Repurchase Formula would be the highest closing price of Wachovia Common Stock during the six-month period preceding the date that the holder of the First Union Option gives notice to Wachovia of its desire to have Wachovia repurchase the First Union Option. SunTrust believes the highest closing price of Wachovia Common Stock during the six-month period preceding the date of this Proxy Statement is $69.21. Accordingly, for purposes of the First Union Option Condition, the in-the-money value of the First Union Option as of the date of this Proxy Statement based on the Repurchase Formula is approximately $407 million ($69.21 minus the exercise price of $59.482, multiplied by the approximately 41.85 million shares of Wachovia common stock subject to the First Union Option).


         In the event Wachovia was willing to enter into a definitive agreement with SunTrust with respect to the SunTrust Merger Proposal, and the implied value of the SunTrust Merger Proposal per share of Wachovia Common Stock at that time was higher than the highest closing price of Wachovia Common Stock during the preceding six-month period, then SunTrust would calculate the in-the-money value of the First Union Option for purposes of the First Union Option Condition based on the higher implied value of the SunTrust Merger Proposal. For example, if the implied value of the SunTrust Merger Proposal per share of Wachovia Common Stock were $70 at the time Wachovia was willing to enter into a definitive agreement with SunTrust with respect to the SunTrust Merger Proposal, the value of the First Union Option based on the Repurchase Formula would be approximately $440 million. Because $440 million is more than the Minimum Surrender Value of $375 million and less than the"cap" of $780 million, the in-the-money value of the First Union Option for purposes of the First Union Option Condition would be $440 million. As noted above, because the exchange ratio in the SunTrust Merger Proposal is fixed, the implied value of the SunTrust Merger Proposal will fluctuate based on changes in the market prices for SunTrust Common Stock. In addition, the highest closing price of Wachovia's Common Stock on a trailing six-months basis will vary over time. Accordingly, the in-the-money value of the First Union Option for purposes of the First Union Option Condition will fluctuate.


         As a practical matter, if Wachovia's shareholders do not approve the Proposed First Union Merger and Wachovia enters into merger discussions with SunTrust, SunTrust believes that it and First Union would enter into negotiations with respect to the appropriate surrender value of the First Union Option. However, there can be no assurance that Wachovia will enter into merger discussions with SunTrust, or that First Union would enter into any such negotiations with respect to the First Union Option or that the parties would agree on the appropriate surrender value of the First Union Option. In this regard, the First

Union Option contains an anti-dilution provision that would apply in the case of a merger of Wachovia with a third party. This anti-dilution provision is not designed to preserve the inherent value of the First Union Option in the case of a merger involving Wachovia, but rather is designed to materially inflate the value of the option above its inherent value. In the case of a merger with SunTrust, the anti-dilution provision would operate to increase the inherent value of the option above the $780 million cap (without giving effect to the "cap" provision). Accordingly, there can be no assurance that First Union would agree to a surrender value below $780 million. There also can be no assurance that First Union will agree to terminate the First Union Merger Agreement in the event that Wachovia's shareholders do not approve the Proposed First Union Merger, in which case Wachovia would not be permitted to enter into merger discussions with SunTrust prior to January 16, 2002 without the consent of First Union.

          SunTrust has filed a counterclaim in the North Carolina Business Court against Wachovia, certain of Wachovia's directors and First Union seeking to invalidate the First Union Option because, among other things, SunTrust believes that the $780 million value of the option constitutes an excessive penalty and, accordingly, that the Wachovia Board of Directors breached their fiduciary duties in entering into the First Union Option. See "Certain Litigation."


          In connection with the execution of the First Union Merger Agreement, Wachovia and First Union also entered into a Stock Option Agreement pursuant to which First Union granted Wachovia an option (the "Wachovia Option") to purchase up to 19.9% of the issued and outstanding shares of First Union Common Stock at the close of business on April 12, 2001, at a price per share of $31.892, subject to certain adjustments. The terms of the Wachovia Option are substantially the same as the terms of the First Union Option.

          The foregoing description of the First Union Option and the Wachovia Option is not complete and is qualified in its entirety by reference to the full text of the First Union Option and the Wachovia Option, copies of which have been included as annexes to the Joint Proxy Statement- Prospectus.

REGULATORY APPROVALS REQUIRED FOR THE PROPOSED SUNTRUST MERGER

          The completion of the Proposed SunTrust Merger will be conditioned on obtaining all regulatory approvals required for the merger and the expiration of all applicable waiting periods with respect thereto. These approvals and the expiration of any statutory waiting periods related to these approvals are referred to herein as the "requisite regulatory approvals." These include approval from the Federal Reserve Board and various state regulatory authorities. SunTrust has filed its application with the Federal Reserve Board and intends to complete the filing as promptly as practicable after the date of this Proxy Statement of other applications and notifications required to obtain the requisite regulatory approvals. The Proposed SunTrust Merger cannot be consummated in the absence of the requisite regulatory approvals. SunTrust cannot assure Wachovia shareholders as to whether or when the requisite regulatory approvals will be obtained, and, if obtained, SunTrust cannot assure Wachovia shareholders as to the date of receipt of any of these approvals or the absence of any litigation challenging them. Likewise, SunTrust cannot assure Wachovia shareholders that the United States Department of Justice (the "DOJ") or a state attorney general will not attempt to challenge the Proposed SunTrust Merger on antitrust grounds, or, if such a challenge is made, as to the result of that challenge.

         SunTrust is not aware of any other material governmental approvals or actions that are required prior to the consummation of the Proposed SunTrust Merger other than those described below. SunTrust presently contemplates that if any additional governmental approvals or actions are required, these approvals or actions will be sought. However, SunTrust cannot assure Wachovia shareholders that any of these additional approvals or actions will be obtained.


         Federal Reserve Board. The Proposed SunTrust Merger is subject to approval by the Federal Reserve Board under the Bank Holding Company Act. SunTrust filed its application for approval of the Proposed SunTrust Merger with the Federal Reserve Board on May 30, 2001. By letter dated June 6, 2001, the Federal Reserve Bank of Atlanta advised SunTrust that its application had been accepted for processing and that it anticipated that SunTrust's application would be acted upon by July 30, 2001. Assuming the Federal Reserve Board approves the Proposed SunTrust Merger, the merger may not be consummated for 30 days, during which time the DOJ may challenge the merger on antitrust grounds and seek divestiture of certain assets and liabilities. With agreement of the Federal Reserve Board and the DOJ, this waiting period may be reduced to no fewer than 15 days.


         The Federal Reserve Board is prohibited from approving any transaction under the applicable statutes that would result in a monopoly, or that would be in furtherance of any combination or conspiracy to monopolize, or to attempt to monopolize, the business of banking in any part of the United States, or that may have the effect in any section of the United States of substantially lessening competition, or tending to create a monopoly, or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

         Also, in reviewing a transaction under the Bank Holding Company Act, the Federal Reserve Board will consider the financial and managerial resources of SunTrust and Wachovia and their respective subsidiary banks and the convenience and needs of the communities to be served. As part of its consideration of these factors, SunTrust expects that the Federal Reserve Board will consider the regulatory status of SunTrust and Wachovia, including legal and regulatory compliance, and the overall capital and safety and soundness standards established by the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended, and the regulations issued under that statute.

         Under the Community Reinvestment Act of 1977, as amended, the Federal Reserve Board will take into account the records of performance of SunTrust and Wachovia in meeting the credit needs of the entire communities, including low- and moderate-income neighborhoods, served by them. Each of the banking subsidiaries of SunTrust and Wachovia has received at least a satisfactory rating in its most recent Community Reinvestment Act examinations from their federal regulator with respect to this criterion.

         The Federal Reserve Board will furnish notice and a copy of the application for approval of the Proposed SunTrust Merger to the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the appropriate state regulatory authorities. These agencies have 30 days to submit their views and recommendations to the Federal Reserve Board. The Federal Reserve Board is required to hold a public hearing in the event it receives a written recommendation of disapproval of the application from any of these agencies within this 30-day period. Furthermore, the Bank Holding Company Act and Federal Reserve Board regulations require published notice of, and the opportunity for public comment on, the application submitted by SunTrust for approval of the Proposed SunTrust Merger, and authorize the Federal Reserve Board to hold a public hearing or meeting if the Federal Reserve Board determines that a hearing or meeting would be appropriate. Any hearing or meeting or comments provided by third parties could prolong the period during which the application is under review by the Federal Reserve Board.

         If the DOJ were to commence an antitrust action, that action would stay the effectiveness of Federal Reserve Board approval of the Proposed SunTrust Merger unless a court specifically orders otherwise. In reviewing the Proposed SunTrust Merger, the DOJ could analyze the Proposed SunTrust Merger's effect on competition differently than the Federal Reserve Board, and thus it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board regarding the Proposed SunTrust Merger's effects on competition. In particular, the DOJ may focus on the impact of the Proposed SunTrust Merger on competition for loans and other financial services to small and middle market businesses. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general.

         SunTrust estimates that SunTrust and Wachovia will need to make divestitures of deposits of up to approximately $1.5 billion, and related loans, in order to avoid a determination by the Federal Reserve Board or the DOJ that the Proposed SunTrust Merger would have a significantly adverse effect on competition in the relevant markets in those states. This estimate is based on Federal Reserve Board decisions in other cases and published deposit figures. Although there can be no assurances, SunTrust believes that the divestitures would not have a material negative effect on the combined company. Under Federal Reserve Board policy, the Proposed SunTrust Merger cannot be completed until there is an executed definitive agreement for the divestitures.

         Other Regulatory Authorities. Applications or notifications are being filed with various state and/or foreign regulatory authorities and self-regulatory organizations in connection with acquisitions or changes in control of subsidiaries of SunTrust and/or Wachovia, including banks, broker-dealers and insurance subsidiaries, that may be deemed to result from the Proposed SunTrust Merger. In addition, the Proposed SunTrust Merger may be reviewed by the attorneys general in the various states in which SunTrust and Wachovia own banking subsidiaries. These authorities may be empowered under the applicable state laws and regulations to investigate or disapprove the Proposed SunTrust Merger under the circumstances and based upon the review provided for in applicable state laws and regulations.

         Antitrust. Because the Proposed SunTrust Merger involves activities that are not subject to review by the Federal Reserve Board under Sections 3 or 4 of the Bank Holding Company Act, it is partially subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The HSR Act prohibits the completion of large transactions unless the parties notify the Federal Trade Commission (the "FTC") or the DOJ in advance and a specified waiting period expires. SunTrust intends to file premerger notification and report forms with the FTC and the Antitrust Division of the DOJ, and expects that Wachovia will fulfil its independent obligation to make such filings. A transaction or portion of a transaction that is notifiable under the HSR Act may not be consummated until the expiration of a 30 calendar-day waiting period, or the early termination of that waiting period, following the filing of premerger notification and report forms by the parties with the FTC and DOJ. If either the FTC or the DOJ were to request additional information or documentary material with respect to the Proposed SunTrust Merger from the parties prior to the expiration of the waiting period, the waiting period would expire at 11:59 p.m., New York City time, on the 20th calendar day after the date of substantial compliance with that request. At any time before or after the completion of the Proposed SunTrust Merger and the exchange of shares, the FTC or the DOJ could take whatever action under the antitrust laws it deems necessary or desirable in the public interest, including seeking to enjoin the Proposed SunTrust Merger, or seeking a divestiture of shares or assets.

         No assurance can be provided as to if, or when, any of the required regulatory approvals necessary to consummate the Proposed SunTrust Merger will be obtained.

CERTAIN LITIGATION


         Federal Securities Litigation. On May 22, 2001, SunTrust commenced an action in United States District Court for the Northern District of Georgia against Wachovia and First Union seeking to enjoin Wachovia and First Union from continuing to engage in alleged violations of the federal securities laws in furtherance of their efforts to solicit Wachovia shareholders to vote in favor of the Proposed First Union Merger. The complaint, as amended, alleges violations of Section 14(a) of the Securities Exchange Act of 1934, 15 U.S.C. ss. 78n(a), and the rules promulgated thereunder in connection with certain public statements made in connection with the Proposed First Union Merger and the Proposed SunTrust Merger.

         State Court Litigation. On May 23, 2001, SunTrust commenced an action in the Superior Court in Fulton County, Georgia against Wachovia, members of the Wachovia board of directors and First Union. The complaint alleges, among other things, breach of fiduciary duty and violations of Georgia law in connection with the First Union Option and a certain provision of the First Union Merger Agreement. On May 24, 2001, SunTrust was temporarily enjoined from prosecuting this action by order of the Superior Court in Mecklenburg County, North Carolina, as discussed below.


          On May 22, 2001, First Union and First Union National Bank commenced an action against SunTrust in the Superior Court, Mecklenburg County, North Carolina alleging violation of the North

Carolina Unfair Practices Act, G.S. ss. 75-1.1 et seq. and tortious interference with prospective economic advantage in connection with certain conduct allegedly engaged in by SunTrust in connection with the Proposed First Union Merger and the Proposed SunTrust Merger. Among other things, Wachovia and First Union seek an order granting unspecified injunctive relief and a declaratory judgment that the First Union Option is valid and enforceable. The complaint also included a jury demand. The complaint was amended on May 23, 2001 to add Wachovia as a plaintiff and to add a claim for breach of contract. SunTrust believes the complaint is without merit and intends to defend it vigorously.

          On May 24, 2001, SunTrust removed the North Carolina state court action to the United States District Court for the Western District of North Carolina. However, before the removal notice was filed in the North Carolina Superior Court, that court granted plaintiffs' motion for a temporary restraining order ("TRO") restraining SunTrust from prosecuting the action in Georgia state court. The North Carolina Superior Court also ordered the parties to appear on June 1, 2001 to show cause why the TRO should not be continued as a preliminary injunction. On May 25, SunTrust filed a motion in the North Carolina federal court for an expedited hearing and to dissolve the TRO entered by the North Carolina state court. At a hearing on May 30, 2001, the North Carolina federal court remanded the action back to the North Carolina Superior Court. Because the federal court decided not to exercise jurisdiction over the action, it did not consider SunTrust's motion to dissolve the TRO entered by the North Carolina state court.

          On May 24, 2001, when the North Carolina state court granted the TRO, it also ordered the parties to appear on June 1, 2001 to show cause why the TRO should not be continued as a preliminary injunction. Before the June 1, 2001 hearing, however, SunTrust, First Union, FUNB and Wachovia signed a Consent Stipulation agreeing to take appropriate actions to have the North Carolina state action transferred to the North Carolina Business Court. SunTrust also agreed to dismiss its Georgia state court action with the intention of reasserting its claims as counterclaims in the North Carolina Business Court. The Consent Stipulation did not affect SunTrust's action in the federal district court in Georgia. On June 4, 2001, SunTrust dismissed the Georgia state court action without prejudice.


        On June 7, 2001, SunTrust filed its Answer and Counterclaim in the North Carolina Business Court. In its Counterclaim, SunTrust included a claim not previously asserted in the Georgia state court action. Specifically, SunTrust has timely proposed an amendment to the Wachovia bylaws and seeks to enforce its right, pursuant to Section 1.10 of Wachovia's bylaws, to have that proposed amendment presented for approval at the Annual Meeting. See "Proposed Amendment to Wachovia's Bylaws." The Proposed Bylaw Amendment would allow Wachovia shareholders holding 10% or more of Wachovia's outstanding shares to call a special shareholders' meeting . As of the date of this Proxy Statement, Wachovia has not yet confirmed that the Proposed Bylaw Amendment will be put to a shareholder vote at the Annual Meeting.

        On June 8, 2001, the parties and their counsel met with Judge Tennille of the North Carolina Business Court for a scheduling conference. The court and the parties agreed to brief and resolve certain preliminary issues on an expedited basis before commencing discovery on the merits of the parties' respective claims. Oral argument on these preliminary issues is set to take place on June 18, 2001.

         Hoepner Litigation. On May 31, 2001, Theodore J. Hoepner, a Vice Chairman of SunTrust and a participant in this solicitation, commenced an action in the North Carolina Superior Court, Forsyth County, against Wachovia seeking to obtain a shareholder list and related materials that were the subject of a shareholder demand made by Mr. Hoepner on May 15, 2001 pursuant to North Carolina statutory and common law. The complaint seeks declaratory and injunctive relief, including an order requiring Wachovia to provide the shareholder list and related materials to Mr. Hoepner, and costs and attorneys' fees.

        Other Litigation. According to disclosure contained in the Joint Proxy Statement-Prospectus, since the announcement of the Proposed First Union Merger, eight separate purported class action lawsuits have been filed by shareholders of Wachovia against Wachovia and some or all of the members of its board of directors, alleging, among other things, breach of fiduciary duty by the director defendants.



                     PROPOSED AMENDMENT TO WACHOVIA'S BYLAWS

        SunTrust is soliciting proxies for approval of its proposal to amend
Article I, Section 1.4 of the Amended and Restated Bylaws of Wachovia to provide that a special meeting of shareholders shall be called by Wachovia upon the written request of holders of 10% or more of all votes entitled to be cast on any issue proposed to be considered at the special meeting, and that no advance notice (pursuant to Article I, Section 1.10 or Article II, Section 2.2 of the Bylaws or otherwise) will be required with respect to any matter to be considered or voted upon at any such special meeting. The Proposed Bylaw Amendment is "Proposal Four" on the enclosed proxy card. The full text of the Proposed Bylaw Amendment is set forth on Schedule III to this Proxy Statement.

        The purpose of the Proposed Bylaw Amendment is to provide Wachovia shareholders holding 10% or more of all votes entitled to be cast on any issue at a special meeting of shareholders with the right to call such a special meeting for the purpose of voting on such matter or matters as such shareholders deem appropriate, including, without limitation, matters relating to the future direction of Wachovia. The purpose of the second sentence of the Proposed Bylaw Amendment is to ensure that there are no impediments to the ability of the shareholders demanding a special meeting to propose matters to be considered and voted upon by the Wachovia shareholders at such special meeting.


        Wachovia's bylaws currently do not provide shareholders with any ability to call a special shareholders meeting. If the Proposed Bylaw Amendment is approved by Wachovia shareholders at the Annual Meeting, then Wachovia's Bylaws would provide that Wachovia would be required to call a special shareholders meeting upon delivery to Wachovia's secretary of one or more written demands signed and dated by shareholders collectively owning 10% or more of the outstanding shares of Wachovia Common

Stock and describing the purpose or purposes for the meeting. The 10% ownership threshold necessary for shareholders to call a special meeting pursuant to the Proposed Bylaw Amendment is identical to the 10% threshold necessary for shareholders to call a special meeting pursuant to Section 55-7-02 of the North Carolina Business Corporation Act. As discussed above, the Proposed Bylaw Amendment furthers the ability of Wachovia shareholders to bring important matters of mutual shareholder interest before all shareholders for a vote, while ensuring that only shareholders who collectively hold a meaningful stake in Wachovia will have the ability to call a shareholders' meeting.

        If SunTrust's solicitation against the Proposed First Union Merger is successful and that merger is not approved by Wachovia shareholders at the Annual Meeting, SunTrust believes that Wachovia's Board of Directors should respect the results of that shareholder vote and, subject to the requirements of the merger agreement between Wachovia and First Union, enter into discussions with SunTrust with respect to the SunTrust Merger Proposal. However, if the Wachovia Board of Directors does not enter into such discussions, then, following receipt by SunTrust of the necessary regulatory approvals and assuming the Proposed Bylaw Amendment is approved by Wachovia shareholders, SunTrust intends to seek to call a special meeting of Wachovia shareholders for the purpose of increasing the number of directors on the Wachovia Board of Directors and electing a slate of nominees to fill the resulting vacancies. If elected, SunTrust anticipates that such nominees, subject to their fiduciary duties as directors of Wachovia and subject to Wachovia's merger agreement with First Union, would pursue a merger with SunTrust unless a strategic alternative is then available to Wachovia that provides superior value from a financial point of view taking into account current and long-term value, strategic and cultural fit and the impact on Wachovia's customers, employees and communities. For purposes of the foregoing, SunTrust regards "strategic alternative" as a business combination transaction.


        SUNTRUST RECOMMENDS THAT YOU VOTE FOR THE PROPOSED BYLAW AMENDMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD TODAY.


                               VOTING INFORMATION

GENERAL

        According to information contained in the Joint Proxy
Statement-Prospectus, as of the Record Date there were [ ] shares of Wachovia Common Stock outstanding. On each matter properly submitted to Wachovia shareholders, each Wachovia shareholder is entitled to one vote for each outstanding share of Wachovia Common Stock held as of the close of business on the Record Date.

PROPOSED FIRST UNION MERGER AND PROPOSED BYLAW AMENDMENT

         Approval of the Proposed First Union Merger requires the affirmative vote of holders of a majority of all outstanding shares of Wachovia Common Stock entitled to vote at the Annual Meeting. Broker non-votes and abstentions will have the same effect as votes against the Proposed First Union Merger. Approval of the Proposed Bylaw Amendment requires that the votes cast by holders of Wachovia Common Stock in favor of the Proposed Bylaw Amendment exceed the votes cast opposing the Proposed Bylaw Amendment. Broker non-votes and abstentions will not count as votes cast and therefore will have no effect on the outcome of the vote on the Proposed Bylaw Amendment.

         The accompanying BLUE proxy will be voted in accordance with the shareholder's instructions on such BLUE proxy. Shareholders may vote against the Proposed First Union Merger (Item 1 on the enclosed proxy card) and for the Proposed Bylaw Amendment (Item 4 on the enclosed proxy card) by marking the proper boxes on the BLUE proxy. If no instructions are given with respect to
Item 1 or Item 4, the BLUE proxy will be voted AGAINST the Proposed First Union Merger and FOR the Proposed Bylaw Amendment.

         Whether or not you plan to attend the Annual Meeting, we urge you to vote AGAINST the Proposed First Union Merger and FOR the Proposed Bylaw Amendment on the enclosed BLUE proxy and immediately mail it in the enclosed envelope. You may do this even if you have already sent in a different proxy solicited by Wachovia's Board of Directors. IT IS YOUR LATEST DATED PROXY THAT COUNTS. Execution and delivery of a proxy by a record holder of shares of Wachovia Common Stock will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise.

         You may revoke your proxy at any time prior to its exercise by attending the Annual Meeting and voting in person, by submitting a duly executed later dated proxy or by submitting a written, signed and dated notice of revocation which clearly identifies the proxy being revoked to SunTrust's Secretary at 303 Peachtree Street, NE, Atlanta, GA 30308. Unless revoked in the manner set forth above, duly executed proxies in the form enclosed will be voted at the Annual Meeting on the Proposed First Union Merger in accordance with your instructions. In the absence of such instructions, such proxies will be voted AGAINST the Proposed First Union Merger and FOR the Proposed Bylaw Amendment.

        SUNTRUST STRONGLY RECOMMENDS A VOTE AGAINST THE PROPOSED FIRST UNION MERGER AND A VOTE FOR THE PROPOSED BYLAW AMENDMENT.

        YOUR VOTE IS IMPORTANT.  PLEASE SIGN, DATE AND RETURN THE
        BLUE PROXY TODAY.

        IF YOU ALREADY HAVE SENT A PROXY TO WACHOVIA, YOU MAY REVOKE THAT PROXY AND VOTE AGAINST THE PROPOSED FIRST UNION MERGER AND FOR THE PROPOSED BYLAW AMENDMENT BY SIGNING, DATING AND MAILING THE ENCLOSED BLUE PROXY.


        If you have any questions about the voting of your shares, please call:

                           INNISFREE M&A INCORPORATED
                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                          CALL TOLL-FREE 1-877-750-9501
                  Banks and Brokers call collect: 212-750-5833


OTHER PROPOSALS TO BE CONSIDERED AT THE ANNUAL MEETING

        As set forth in the Joint Proxy Statement-Prospectus, at the Annual Meeting, Wachovia shareholders will be asked to approve (in addition to the Proposed First Union Merger and the Proposed Bylaw Amendment) (i) the election of five director candidates named in the Joint Proxy Statement-Prospectus, listed as Item 2 on the enclosed proxy, (ii) ratification of the appointment of Ernst & Young LLP as the independent auditors of Wachovia for the year 2001, listed as Item 3 on the enclosed proxy (collectively, the "Other Proposals"), and (iii) such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof. SunTrust is not making any recommendations on the Other Proposals.

        According to information contained in the Joint Proxy
Statement-Prospectus, election of the nominees for director requires a plurality of the votes cast at the Annual Meeting, and ratification of the appointment of Ernst & Young LLP as independent auditors requires the affirmative vote of a majority of the votes cast at the Annual Meeting.

        The accompanying BLUE proxy card will be voted in accordance with your instructions on such card. You may vote for approval of one or both of the Other Proposals, or vote against, or abstain from voting on, one or both of the Other Proposals, by marking the proper box on the BLUE proxy card. IF NO DIRECTION IS INDICATED WITH REGARD TO EITHER OF THE OTHER PROPOSALS, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO ABSTAIN FROM VOTING THE SHARES REPRESENTED BY THE BLUE PROXY CARD ON SUCH OTHER PROPOSAL.

        Except as set forth above, SunTrust is not aware of any other matter to be considered at the Annual Meeting. However, if any other matter properly comes before the Annual Meeting, SunTrust will vote all proxies held by it as SunTrust, in its sole discretion, may determine.

                       CERTAIN INFORMATION ABOUT SUNTRUST

        SunTrust is a Georgia corporation with its principal executive offices located at 303 Peachtree Street, NE, Atlanta, Georgia 30308. The telephone number of SunTrust at such location is (404) 588-7711.

        SunTrust, with assets of $103.5 billion, is among the nation's largest financial holding companies. Its principal subsidiary, SunTrust Bank, offers a full line of financial services for consumers and businesses. SunTrust serves more than 3.7 million customer households through a regional organizational structure that encompasses more than 1,100 branches and 1,900 ATMs in six states
- Alabama, Florida, Georgia, Maryland, Tennessee and Virginia - plus the District of Columbia. SunTrust also offers 24-hour delivery channels including internet and telephone banking. In addition to traditional deposit, credit and trust and investment services offered by SunTrust Bank, other SunTrust subsidiaries provide mortgage banking, commercial and auto leasing, credit-related insurance, asset management, discount brokerage and capital market services. As of December 31, 2000, SunTrust had total trust assets of $138.4 billion, including more than $91.6 billion in discretionary trust assets, and a mortgage-servicing portfolio in excess of $42.3 billion.

        SunTrust is subject to the informational filing requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning SunTrust's directors and officers, their remuneration, options granted to them, the principal holders of SunTrust's securities and any material interests of such persons in transactions with SunTrust is required to be disclosed in proxy statements distributed to SunTrust's stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, IL 60661 (call 1-800-SEC-0330 for hours). Copies of such information should be obtainable by mail, upon payment of the SEC's customary charges, by writing to the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549-6009. The SEC also maintains an Internet website at http://www.sec.gov that contains the reports, proxy statements and other information filed electronically by SunTrust. SunTrust Common Stock is listed on the NYSE under the symbol "STI," and reports, proxy statements and other information concerning SunTrust should also be available at the offices of the NYSE located at 20 Broad Street, New York, NY 10005.

                               DISSENTER'S RIGHTS

        The following description of dissenter's rights of Wachovia shareholders in connection with the Proposed First Union Merger is copied from the Joint Proxy Statement-Prospectus and assumes that the Proposed First Union Merger is completed. SunTrust does not anticipate that dissenter's rights would be available in a merger between SunTrust and Wachovia.

        According to the Joint Proxy Statement-Prospectus, if the Proposed First Union Merger is completed, a Wachovia shareholder of record who objects to the First Union Merger and who fully complies with Sections 55-13-01 through 55-13-31 of the North Carolina Business Corporation Act (the "BCA") will be entitled to demand and receive payment in cash of an amount equal to the fair value of all, but not less than all, of such holder's shares of Wachovia Common Stock. A shareholder of record may assert dissenters' rights as to fewer than all of the shares registered in that shareholder's name only if that shareholder dissents with respect to all shares beneficially owned by any one beneficial owner and notifies Wachovia in writing of the name and address of each person on whose behalf that registered shareholder asserts dissenter's rights.

        If you are a Wachovia shareholder and desire to dissent and receive cash payment of the fair value of your Wachovia Common Stock you must comply with the procedural requirements of the BCA, including, without limitation: (1) delivering to Wachovia, prior to the shareholder vote on the Proposed First Union Merger, a written notice of your intent to demand payment for your shares if the Proposed First Union Merger is completed; (2) not voting your shares in favor of the Proposed First Union Merger; and (3) demanding payment and depositing your stock certificates with Wachovia in accordance with the terms of a dissenters' notice to be sent to all dissenting shareholders within 10 days after the Proposed First Union Merger is approved by the Wachovia shareholders.

        Within 30 days after First Union pays for the shares of a dissenting shareholder, or within 30 days of First Union failing to timely act in accordance with the BCA, the dissenting shareholder may notify First Union that he or she does not accept the estimate of fair value of the shares and interest due on that fair value and that the shareholder demands payment in the amount of the shareholder's own estimate of the fair value of the shares and interest due. If, within 60 days of First Union's payment, or dissenting shareholder's demand for payment of a different amount, whichever is earlier, the payment amount has not been settled, the dissenting shareholder may file an action in the Superior Court Division of the General Court of Justice, requesting that the fair value of the dissenting shareholder's shares be determined. The court will have discretion to make all dissenting shareholders whose demand remain unsettled parties to the proceeding. If a dissenting shareholder does not begin the proceeding within the 60-day period, he will be deemed to have withdrawn his dissent and demand for payment.

        Voting against, abstaining from voting or failing to vote on the proposal to approve the Proposed First Union Merger is not enough to satisfy the requirements of the BCA. You must also comply with all of the conditions relating to the separate written notice of intent to dissent to the merger, the separate written demand for payment of the fair value of your shares of Wachovia Common Stock and the deposit of your stock certificates.


                             SOLICITATION OF PROXIES

        Proxies will be solicited by mail, telephone, telefax, telegraph, the Internet, newspapers and other publications of general distribution and in person. Directors, officers and certain employees of SunTrust and the other participants listed on Schedule II hereto may assist in the solicitation of proxies without any additional remuneration (except as otherwise set forth in this Proxy Statement).

        SunTrust has retained Innisfree M&A Incorporated ("Innisfree") for solicitation and advisory services in connection with solicitations relating to the Annual Meeting, for which Innisfree is to receive a fee estimated not to exceed $400,000 in connection with the solicitation of proxies for the Annual Meeting. Up to 200 people may be employed by Innisfree in connection with the solicitation of proxies for the Annual Meeting. SunTrust has also agreed to reimburse Innisfree for out-of- pocket expenses and to indemnify Innisfree against certain liabilities and expenses, including reasonable legal fees and related charges. Innisfree will solicit proxies for the Annual Meeting from individuals, brokers, banks, bank nominees and other institutional holders. Directors, officers and certain employees of SunTrust may assist in the solicitation of proxies without any additional remuneration. The entire expense of soliciting proxies for the Annual Meeting by or on behalf of SunTrust is being borne by SunTrust.

        SunTrust has retained Morgan Stanley to act as its financial advisor in connection with the SunTrust Merger Proposal. Pursuant to a Letter Agreement between Morgan Stanley and SunTrust, SunTrust has agreed to pay Morgan Stanley for its financial advisory services in connection with the SunTrust Merger Proposal a financial advisory fee of (1) $5 million upon public announcement of the SunTrust Merger Proposal, and (2) additional fees, in varying amounts payable periodically or upon the occurrence of certain events, of up to $25 million (less all amounts previously paid or payable as described in (1) above). SunTrust has also agreed to reimburse Morgan Stanley for its reasonable expenses, including the fees and expenses of their legal counsel incurred in connection with Morgan Stanley's engagement by SunTrust. In addition, SunTrust has agreed to indemnify Morgan Stanley and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement.

        In connection with Morgan Stanley's engagement as financial advisor, SunTrust anticipates that certain employees of Morgan Stanley may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are Wachovia shareholders for the purpose of assisting in the solicitation of proxies for the Annual Meeting. Morgan Stanley will not receive any fee for or in connection with such solicitation activities apart from the fees which it is otherwise entitled to receive as described above.

        SunTrust intends to deliver a proxy statement and form of proxy to holders of at least the percentage of Wachovia's voting shares required under applicable law to adopt the Proposed Bylaw Amendment. SunTrust has notified Wachovia of this intention.


                           FORWARD-LOOKING STATEMENTS

        This Proxy Statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the Proposed SunTrust Merger, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of SunTrust's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of SunTrust and Wachovia may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Proposed SunTrust Merger may not be fully realized or realized within the expected time frame; (3) revenues following the Proposed SunTrust Merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the Proposed SunTrust Merger;
(5) the regulatory approvals required for the Proposed SunTrust Merger may not be obtained on the proposed terms or on the anticipated schedule; (6) SunTrust's or Wachovia's stockholders may fail to approve the Proposed SunTrust Merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause SunTrust's results to differ materially from those described in the forward-looking statements can be found in SunTrust's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to SunTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. SunTrust does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.


                              SHAREHOLDER PROPOSALS

        The following description of the requirements for proposing business and director nominations at Wachovia shareholders meetings was copied from the Joint Proxy Statement-Prospectus:

        In order to be considered for inclusion in the proxy statement for Wachovia's 2002 annual meeting of shareholders, which is presently scheduled (if it is to be held at all) for April 26, 2002, shareholder proposals would need to be received by the Secretary of Wachovia no later than November 19, 2001.

        Wachovia's by-laws contain procedures that shareholders must follow to present business at an annual meeting of shareholders. A Wachovia shareholder may obtain a copy of these procedures from Wachovia's Secretary. In addition to other applicable requirements, for business to be properly brought before the 2002 annual meeting of Wachovia shareholders, a Wachovia shareholder must give notice of the matter to be presented at the meeting in a proper written form to Wachovia's Secretary. The Secretary must receive this written notice at the principal offices of Wachovia not earlier than December 27, 2001 and not later than January 26, 2002. Shareholder proposals not made in accordance with these requirements may be disregarded by the Chairman of the meeting.

        Shareholders who wish to nominate persons for election as directors at the 2002 annual meeting of Wachovia shareholders, which is presently scheduled to be held on April 26, 2002, must give written notice in accordance with the requirements of Wachovia's by-laws to Wachovia's Secretary not earlier than December 27, 2001 and not later than January 26, 2002. Each notice must set forth (1) the name and address of the shareholder who proposes to make the nomination and the name and address of the person to be nominated; (2) a representation that the shareholder is a holder of shares of common stock entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person specified in the notice; (3) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination is to be made; (4) such other information regarding each nominee as would be required to be included in a proxy statement pursuant to the proxy rules of the SEC if the nominee had been nominated by the board of directors or a board committee; and (5) the written consent of each nominee to serve as a director if so elected. Nominations not made in accordance with these requirements may be disregarded by the Chairman of the meeting.

                                OTHER INFORMATION

        All information concerning Wachovia, First Union and the Proposed First Union Merger contained herein has been taken from or based upon, and is qualified in its entirety by, the Joint Proxy Statement-Prospectus and other publicly available documents on file with the SEC and other publicly available information. SunTrust does not take any responsibility for the accuracy or completeness of such information or for any failure by Wachovia to disclose events that may have occurred and may affect the significance or accuracy of any such information.

                                                     SunTrust Banks, Inc.

Dated: [             ], 2001

        If you have any questions or need assistance in voting your shares, please call:


                           INNISFREE M&A INCORPORATED
                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                          CALL TOLL-FREE 1-877-750-9501
                  Banks and Brokers call collect: 212-750-5833

                                   SCHEDULE I

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,
                      DIRECTORS AND MANAGEMENT OF WACHOVIA

        According to information contained in Wachovia's Proxy Statement filed with the SEC on March 19, 2001 (the "March Proxy Statement"), as of February 20, 2001, there were 204,036,945 shares of Wachovia Common Stock outstanding. Pursuant to the First Union Option Agreement, Wachovia granted First Union an option to purchase up to 19.9% of the issued and outstanding shares of Wachovia Common Stock at the close of business on April 12, 2001. The information contained in this Schedule I has been copied from the March Proxy Statement. SunTrust does not take any responsibility for the accuracy or completeness of such information or for any failure by Wachovia to disclose events that may have occurred and may affect the significance or accuracy of any such information.

        The following table was copied from the March Proxy Statement and sets forth, as of February 20, 2001, the number of shares of Wachovia Common Stock held by each director or nominee for director of Wachovia and each executive officer named in the March Proxy Statement's Summary Compensation Table, and by all directors and executive officers of Wachovia as a group. Unless otherwise noted, each individual has sole voting and investment authority with respect to the number of shares set forth opposite his or her name.


                                       Amount and Nature
                                     of Beneficial Ownership         Percent of
Name                                   of Common Stock (1)     Shares Outstanding (2)
----                                  --------------------     ----------------------
F. Duane Ackerman...................          2,223                      *
Leslie M. Baker, Jr. (3)............        498,645                      *
James S. Balloun....................          2,250                      *
Peter C. Browning...................          1,450                      *
John T. Casteen, III................          2,137                      *
Jean E. Davis (3)...................         56,466                      *
Mickey W. Dry (3) (4) (5)...........        242,929                      *
Thomas K. Hearn, Jr.................          3,148                      *
George W. Henderson, III (5)........          3,459                      *
W. Hayne Hipp.......................          7,770                      *
Robert A. Ingram....................          1,700                      *
George R. Lewis.....................          6,439                      *
Elizabeth Valk Long.................          2,100                      *
Robert S. McCoy, Jr. (3) (5)........        178,369                      *
Lloyd U. Noland, III (6)............         90,348                      *
Morris W. Offit (7).................        489,201                      *
G. Joseph Prendergast (3) (8).......        237,325                      *


                                       I-1

                                       Amount and Nature
                                     of Beneficial Ownership         Percent of
Name                                   of Common Stock (1)     Shares Outstanding (2)
----                                  --------------------     ----------------------
Sherwood H. Smith, Jr. (5) (9)......          9,129                      *
John C. Whitaker, Jr................          5,522                      *
Dona Davis Young....................            400                      *
All Directors and Executive
  Officers as a Group (26
  persons)..........................      2,301,194                    1.12%

* Less than 1%

(1) Includes the following number of shares of common stock that could have been acquired within 60 days of February 20, 2001 through the exercise of stock options or stock appreciation rights that are settled in shares of common stock, or the vesting of restricted stock awards under one or more of Wachovia's stock plans: Mr. Baker, 353,098 shares; Ms. Davis, 50,900 shares; Mr. Dry, 130,331 shares; Mr. McCoy, 122,000 shares; Mr. Prendergast, 157,000 shares; and all directors and executive officers as a group, 1,188,736 shares.
(2) Based on the number of shares outstanding at, or acquirable within 60 days of, February 20, 2001.
(3) Includes shares held by Wachovia Bank, as Trustee under Wachovia's Retirement Savings and Profit-Sharing Plan, as follows: Mr. Baker, 164 shares; Ms. Davis, 3,488 shares; Mr. Dry, 129 shares; Mr. McCoy, 11,111 shares; Mr. Prendergast, 164 shares; and all executive officers as a group, 21,796 shares.
(4)      Retired as of January 31, 2001.
(5) Excludes shares owned by or for the benefit of family members of the following directors and executive officers, each of whom disclaims beneficial ownership of such shares: Mr. Dry, 3,000 shares; Mr. Henderson, 1,668 shares; Mr. McCoy, 973 shares; and Mr. Smith, 3,000 shares.
(6) Includes 848 shares held in trusts of which Mr. Noland is a co-trustee. Excludes 2,970 units held by Wachovia Bank, as Trustee under the Central Fidelity Directors Plan, for Mr. Noland. The units are equivalent to shares of common stock and do not have voting rights. The units will be settled in stock according to Mr. Noland's election under the plan.
(7) Includes 114,200 shares held by a family limited liability company of which Mr. Offit is a member. Excludes 99,200 shares held by a charitable remainder trust of which Mr. Offit's spouse is a co-trustee and of which Mr. Offit's adult children have a remainder interest.
(8)      Retired as of January 1, 2001.
(9)      Retired as of April 27, 2001.

        The following table sets forth information for each person who, as of February 20, 2001, beneficially owned more than 5% of Wachovia's common stock. According to the March Proxy Statement, to the best of Wachovia's knowledge, no other person owned more than 5% of Wachovia's common stock as of February 20, 2001.



                                         Amount and Nature
                                           of Beneficial
                                           Ownership of
                 Name and Address of         Shares of             Percent of
                   Beneficial Owner        Common Stock           Common Stock
                  ------------------       ------------           ------------

Wachovia Corporation (1)                    13,449,686 (1)             6.61%
Wachovia Bank, National Association
Wachovia Securities, Inc.
100 North Main Street
Winston-Salem, NC 27101
Wellington Management Company, LLP          12,604,294 (2)           6.19%(2)
75 State Street
Boston, MA 02109
------------
(1) Wachovia Bank, National Association ("Wachovia Bank") and Wachovia Securities, Inc. are each wholly owned subsidiaries of Wachovia. All of the shares of Wachovia's common stock held by these two companies are held in fiduciary or representative capacities for the benefit of other persons. These two companies have, in the aggregate, sole voting power for 5,481,847 shares, shared voting power for 3,180,907 shares, sole dispositive power for 3,912,005 shares and shared dispositive power for 8,547,387 shares. This information is based on Wachovia's Form 13G dated February 12, 2001.
(2) Wellington Management Company, LLP ("Wellington") is a registered investment adviser and holds shares of Wachovia's common stock on behalf of its investment advisory clients. Wellington has shared voting power for 4,698,206 shares and shared dispositive power for 12,604,294 shares. This information is based on Wellington's Form 13G dated February 14, 2001.

                                   SCHEDULE II


                             INFORMATION CONCERNING
                  DIRECTORS AND EXECUTIVE OFFICERS OF SUNTRUST
                    AND OTHER PERSONS WHO MAY SOLICIT PROXIES

        The following tables set forth the name and the title of persons who may be deemed to be participants on behalf of SunTrust in the solicitation of proxies from the stockholders of Wachovia.

                  DIRECTORS AND EXECUTIVE OFFICERS OF SUNTRUST


NAME                                   POSITION
-----------------------------------------------------------------------------------------------
L. Phillip Humann                      Chairman of the Board, President and Chief Executive Officer
J. Hyatt Brown                         Director
Alston D. Correll                      Director
Douglas N. Daft                        Director
A.W. Dahlberg                          Director
Patricia C. Frist                      Director
David H. Hughes                        Director
M. Douglas Ivester                     Director
Summerfield K. Johnston, Jr.           Director
Joseph L. Lanier, Jr.                  Director
G. Gilmer Minor, III                   Director
Larry L. Prince                        Director
R. Randall Rollins                     Director
Frank S. Royal, M.D.                   Director
James B. Williams                      Director
John W. Clay, Jr.                      Vice Chairman
Theodore J. Hoepner                    Vice Chairman
John W. Spiegel                        Vice Chairman, Chief Financial Officer
James M. Wells, III                    Vice Chairman
Ray Fortin                             General Counsel
Don Heroman                            Senior Vice President and Treasurer
Gary Peacock                           Director of Investor Relations
Barry Koling                           Public Relations Director
Richard Blumberg                       Senior Vice President

                                      II-1



Robert H. Coords                       Executive Vice President
Donald S. Downing                      Executive Vice President
Samuel O. Franklin, III                Chairman of SunTrust Bank, Nashville and SunTrust Banks of Tennessee, Inc.
C.T. Hill                              Chairman, President and Chief Executive Officer, SunTrust Bank, Mid-Atlantic
Craig J. Kelly                         Executive Vice President
George W. Koehn                        Chairman, President and Chief Executive Officer, SunTrust Bank, Florida
Carl F. Mentzer                        Executive Vice President
Joy Wilder Morgan                      Senior Vice President
Dennis M. Patterson                    Executive Vice President
William H. Rogers, Jr.                 Executive Vice President
R. Charles Shufeldt                    Executive Vice President
Robert C. Whitehead                    President and Chief Executive Officer, Enterprise Information Services
E. Jenner Wood, III                    Chief Executive Officer, SunTrust Bank, Atlanta and
                                       SunTrust Bank, Georgia
Thomas H. Yochum                       Chief Executive Officer and President, Central Florida
                                       Banking Unit
William H. Davison                     Chief Executive Officer and President, East Central
                                       Florida Banking Unit
Ray L. Sandhagen                       Chief Executive Officer and President, Gulf Coast Bank
                                       ing Unit
John P. Hashagen                       Chief Executive Officer and President, Miami Banking
                                       Unit
Charles W. McPherson                   Chief Executive Officer and President, Mid-Florida Bank
                                       ing Unit
James H. Kimbrough                     Chief Executive Officer and President, Nature Coast
                                       Banking Unit
William H. Evans                       Chief Executive Officer and President, North Central
                                       Florida Banking Unit
John R. Schmitt                        Chief Executive Officer and President, North Florida
                                       Banking Unit
Thomas G. Kuntz                        Chief Executive Officer and President, South Florida
                                       Banking Unit
Charles K. Idelson                     Chief Executive Officer and President, Southwest Florida
                                       Banking Unit


                                      II-2




Daniel W. Mahurin                      Chief Executive Officer and President, Tampa Bay Bank
                                       ing Unit
David B. Ramsay                        Chief Executive Officer and President, Northwest Florida
                                       Banking Unit
William R. Thompson                    Chief Executive Officer and President, Augusta Banking
                                       Unit
James B. Patton                        Chief Executive Officer and President, Middle Georgia
                                       Banking Unit
Robert D. Bishop                       Chief Executive Officer and President, Northeast Georgia
                                       Banking Unit
William H. Pridgen                     Chief Executive Officer and President, Northwest Georgia Banking Unit
William B. Haile                       Chief Executive Officer and President, Savannah Banking
                                       Unit
Willis D. Sims                         Chief Executive Officer and President, South Georgia
                                       Banking Unit
Jack E. Hartman                        Chief Executive Officer and President, Southeast Georgia
                                       Banking Unit
Frank S. Etheridge, III                Chief Executive Officer and President, West Georgia
                                       Banking Unit
A. Dale Cannady                        Chief Executive Officer and President, Central Virginia
                                       Banking Unit
Peter F. Nostrand                      Chief Executive Officer and President, Greater Washington Banking Unit
William K. Butler II                   Chief Executive Officer and President, Hampton Roads
                                       Banking Unit
J. Scott Wilfong                       Chief Executive Officer and President, Maryland Banking
                                       Unit
Robert C. Lawson, Jr.                  Chief Executive Officer and President, Western Virginia
                                       Banking Unit
Robert J. Sudderth, Jr.                Chief Executive Officer and President, Chattanooga
                                       Banking Unit
R. King Purnell                        Chief Executive Officer and President, East Tennessee
                                       Banking Unit
W. David Jones                         Chief Executive Officer and President, South Central
                                       Tennessee Banking Unit

        As of the date of this Proxy Statement, SunTrust beneficially owns 1,000 shares of Wachovia Common Stock, 500 of which are held of record by SunTrust.

        As of the date of this Proxy Statement, the following participants in the solicitation of proxies had the interests in Wachovia, by security holdings or otherwise, set forth opposite their names:




NAME                               INTEREST
---------------------------------  --------------------------------------------
Joseph L. Lanier, Jr.              10,000 shares of common stock*
R. Randall Rollins                 8,200 shares of common stock
John W. Clay, Jr.                  25 shares of common stock
Theodore J. Hoepner                280 shares of common stock
John W. Spiegel                    Two mortgage loans at market rate
Samuel O. Franklin, III            100 shares of common stock
E. Jenner Wood, III                3,652 shares of common stock
Charles K. Idelson                 300 shares of common stock
William B. Haile                   Loans secured by real estate
Robert J. Sudderth, Jr.            251 shares of common stock


In addition, each of the following directors of SunTrust is also a director or officer of the company set forth opposite his name, which company has normal commercial banking relationships with Wachovia Corporation:


NAME                         COMPANY
--------------------------   --------------------------------------------------
Alston D. Correll            Georgia-Pacific Corporation
Douglas N. Daft              The Coca-Cola Company
A.W. Dahlberg                Mirant Corporation
R. Randall Rollins           Rollins, Inc.


Other than as set forth herein, as of the date of this Proxy Statement, neither SunTrust nor any of the other participants listed above has any substantial interest, direct or indirect, by security holdings or otherwise, in Wachovia.

--------

* Held by SunTrust as agent for co-executors under will of J.L. Lanier, Sr., of which Mr. Lanier, Jr. is a co-executor.

                   OTHER PERSONS WHO MAY ALSO SOLICIT PROXIES

Representatives of Morgan Stanley:


NAME                        POSITION
-------------------------   ---------------------------------------------------
Gregory Kennedy             Vice President
Gary Parr                   Managing Director
Jonathan Pruzan             Principal
William Weiant              Managing Director
Shane Zhang                 Associate

          Morgan Stanley engages in a full range of investment banking, securities trading, market- making and brokerage services for institutional and individual clients. In the normal course of its business, Morgan Stanley may trade the debt and equity securities of Wachovia for its own account and the accounts of its customers, and, accordingly, may at any time hold a long or short position in such securities. Morgan Stanley has informed SunTrust that, as of the close of business on May 10, 2001, Morgan Stanley, for its own account, held a net long position of 139,885 shares of Wachovia Common Stock and owned $2 million aggregate principal amount of Wachovia's 6.605% subordinated notes due 2025. Morgan Stanley and certain of its affiliates also may have voting and dispositive power with respect to certain shares of Wachovia Common Stock held in asset management, brokerage and other accounts. Morgan Stanley and such affiliates disclaim beneficial ownership of such shares of Wachovia Common Stock. Morgan Stanley does not admit that it or any of its partners, directors, officers, employees, affiliates or controlling persons, if any, is a "participant" as defined in Schedule 14A promulgated under the Exchange Act, in the solicitation of proxies, or that Schedule 14A requires the disclosure of certain information concerning it or them. Morgan Stanley's principal business address is 1585 Broadway, New York, New York 10036.

                                  SCHEDULE III

                  PROPOSED AMENDMENT TO ARTICLE I, SECTION 1.4
                      OF THE BYLAWS OF WACHOVIA CORPORATION

                   RESOLVED, that Section 1.4 of Article I of the Company's Bylaws be amended by adding the following after the last sentence thereof:

                   The corporation shall hold a special meeting of shareholders in accordance with the applicable provisions of the North Carolina Business Corporation Act upon the delivery to the corporation's secretary of one or more written demands signed and dated by the holders of ten percent (10%) or more of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting describing the purpose or purposes for which such meeting is to be held. Notwithstanding anything to the contrary contained in these bylaws, nothing contained in these bylaws, including without limitation Section 1.10 or Section 2.2 hereof, shall require that any advance notice be delivered to the corporation with respect to any matter (including any director nominations) to be considered or voted upon at any special meeting of shareholders of the corporation held pursuant to a shareholder demand made pursuant to this Section 1.4.


                                      III-1

                                   SCHEDULE IV

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The following unaudited pro forma condensed combined financial information and explanatory notes are presented to show the impact of the Proposed SunTrust Merger on the historical financial positions and results of operations of SunTrust and Wachovia under the purchase method of accounting. Under this method of accounting, the assets and liabilities of the company not surviving the merger are, as of the effective date of the merger, recorded at their respective fair values and added to those of the surviving corporation. The unaudited pro forma condensed combined financial information combines the historical financial information of SunTrust and Wachovia as of and for the three months ended March 31, 2001, and for the year ended December 31, 2000. The unaudited pro forma condensed combined balance sheet as of March 31, 2001 assumes the Proposed SunTrust Merger was consummated on that date. The unaudited pro forma condensed combined statements of income give effect to the Proposed SunTrust Merger as if the merger had been consummated at the beginning of each period presented.

        SunTrust has not had access to proprietary and confidential corporate financial and other information of Wachovia in connection with the Proposed SunTrust Merger and has not had an opportunity to undertake any current due diligence procedures. Such information and procedures may provide SunTrust with additional information that could materially affect the assumptions and pro forma adjustments and, accordingly, the purchase price allocation and remaining net tangible assets.

        The unaudited pro forma condensed combined financial information is based on and derived from, and should be read in conjunction with, the historical consolidated financial statements and the related notes of both SunTrust and Wachovia, which have been filed previously with the SEC. SunTrust also has reviewed Amendment No. 1 to the Registration Statement on Form S-4 of First Union Corporation filed on June 1, 2001, in connection with the Proposed First Union Merger. That filing included unaudited pro forma combined financial information for First Union and Wachovia as if the Proposed First Union Merger had occurred on certain specified dates. Certain pro forma adjustments that SunTrust noted in reviewing this unaudited pro forma condensed combined financial information have not been incorporated in the accompanying unaudited pro forma condensed combined financial information because information necessary to make or assess such adjustments is not available to SunTrust.

         Furthermore, the ultimate purchase price for the acquisition of Wachovia may change significantly from the current estimate. For purposes of the unaudited pro forma condensed combined financial information, the purchase price has been estimated based upon the average closing price of SunTrust Common Stock two days prior to and two days after the announcement of the SunTrust Merger Proposal on May 14, 2001, times the exchange ratio of 1.081 shares of SunTrust Common Stock for each share of Wachovia Common Stock in the Proposed SunTrust Merger. The final purchase price would be based on the average market price of SunTrust Common Stock surrounding the date that a definitive merger agreement is entered into by SunTrust and Wachovia. As a result, the final determination and allocation of purchase price may materially differ from the amounts assumed in this unaudited pro forma condensed combined financial information.

        The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred or what the financial position of SunTrust would have been had the Proposed SunTrust Merger been completed at the beginning of the period or as of the date for which the pro forma data are presented, nor is it necessarily indicative of future operating results or financial position of the combined company.

                  SUNTRUST BANKS, INC. AND WACHOVIA CORPORATION
                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 MARCH 31, 2001
                                   (UNAUDITED)

                                                                                  MARCH 31, 2001
                                                           ------------------------------------------------------------
                                                                                           PRO FORMA
                                                                                          ADJUSTMENTS      PRO FORMA
(IN MILLIONS)                                                 SUNTRUST       WACHOVIA       (NOTE 4)        COMBINED
                                                           -------------   ------------  --------------  --------------

ASSETS
    Cash and due from banks................................$       3,260   $      3,015
                                                                      --             --            (407)
                                                                      --             --            (100)
                                                                      --             --          (1,500)
                                                           -------------   ------------  --------------
             Total Cash and due from banks.................        3,260          3,015          (2,007)          4,268
    Interest-bearing deposits in banks.....................          242            238              --             480
    Funds sold.............................................          997            592              --           1,589
                                                           -------------   ------------  --------------  --------------
             Total Cash and Cash Equivalents...............        4,499          3,845          (2,007)          6,337
                                                           -------------   ------------  --------------  --------------
    Trading account........................................        1,441            884              --           2,325
    Investment securities..................................       20,274          9,051              --          29,325
    Loans..................................................       70,360         56,703              --         127,063
    Reserve for loan losses................................         (872)          (851)                         (1,723)
                                                           -------------   ------------  --------------  --------------
             Loans, net....................................       69,488         55,852                         125,340
                                                           -------------   ------------  --------------  --------------
    Mortgage loans held for sale...........................        2,537             --              --           2,537
    Premises and equipment.................................        1,605            957             (75)          2,487
    Customer acceptances...................................          108             79              --             187
    Intangible assets......................................          869          1,506
                                                                      --             --           8,354
                                                                      --             --          (1,506)
                                                                      --             --           2,000
                                                           -------------   ------------  --------------
             Total Intangible Assets.......................          869          1,506           8,848          11,223
    Other assets...........................................        2,905          3,432              --           6,337
                                                           -------------   ------------  --------------  --------------
             Total Assets..................................$     103,726   $     75,606  $        6,766  $      186,098
                                                           =============   ============  ==============  ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
    Deposits:
       Noninterest-bearing.................................$      13,532   $      8,884  $         (315) $       22,101
       Interest-bearing....................................       49,190         36,733          (1,185)         84,738
                                                           -------------   ------------  --------------  --------------
             Total Deposits................................       62,722         45,617          (1,500)        106,839
    Short-term borrowings..................................       16,041          9,516              --          25,557
    Acceptances outstanding................................          108             79              --             187
    Other liabilities......................................        4,499          2,816
                                                                      --             --              75
                                                                      --             --             700
                                                                      --             --             150
                                                           -------------   ------------  --------------
             Total Other Liabilities.......................        4,499          2,816             925           8,240
    Long-term debt.........................................       12,526         10,713              --          23,239
                                                           -------------   ------------  --------------  --------------
             Total Liabilities.............................       95,896         68,741            (575)        164,062
                                                           -------------   ------------  --------------  --------------


                                                                                 MARCH 31, 2001
                                                           ------------------------------------------------------------
                                                                                            PRO FORMA
                                                                                           ADJUSTMENTS      PRO FORMA
(IN MILLIONS)                                                 SUNTRUST       WACHOVIA        (NOTE 4)        COMBINED
                                                           -------------   ------------  ---------------  -------------
STOCKHOLDERS' EQUITY
    Preferred stock; none issued...........................           --             --              --              --
    Common stock...........................................          323          1,052
                                                                      --             --             227
                                                                      --             --          (1,052)
                                                           -------------   ------------  --------------
             Total Common Stock............................          323          1,052            (825)            550
    Additional paid-in capital.............................        1,271          1,142
                                                                      --             --          14,206
                                                                      --             --           4,596
                                                                      --             --              75
                                                                      --             --          (6,865)
                                                                      --             --             825
                                                           -------------   ------------  --------------
             Total Additional paid-in capital..............        1,271          1,142          12,837          15,250
    Retained earnings......................................        6,532          4,596          (4,596)          6,532
    Accumulated other comprehensive income.................        1,608             75             (75)          1,608
    Treasury stock.........................................       (1,904)            --              --          (1,904)
                                                           -------------   ------------  --------------  --------------

             Total Stockholders' Equity....................        7,830          6,865           7,341          22,036
                                                           -------------   ------------  --------------  --------------

             Total Liabilities and Stockholders' Equity....$     103,726   $     75,606  $        6,766  $      186,098
                                                           =============   ============  ==============  ==============



                      See accompanying notes to pro forma financial information.

                  SUNTRUST BANKS, INC. AND WACHOVIA CORPORATION
                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                        THREE MONTHS ENDED MARCH 31, 2001
                                   (UNAUDITED)



                                                                          THREE MONTHS ENDED MARCH 31, 2001
                                                              ---------------------------------------------------------
                                                                                              PRO FORMA
                                                                                             ADJUSTMENTS     PRO FORMA
(IN MILLIONS)                                                   SUNTRUST       WACHOVIA        (NOTE 5)      COMBINED
                                                              -------------  ------------   -------------   -----------

Interest income...............................................$       1,744  $      1,350   $               $     3,094
Interest expense..............................................          939           721              --         1,660
                                                              -------------  ------------   -------------   -----------
Net interest income...........................................          805           629              --         1,434
Provision for loan losses.....................................           67           121              --           188
                                                              -------------  ------------   -------------   -----------
Net interest income after provision for loan losses...........          738           508              --         1,246
Securities transactions--portfolio.............................           57             9              --            66
Fees and other noninterest income.............................          469           491              --           960
Restructuring and merger-related charges......................           --            13              --            13
Noninterest expense...........................................          743           618             221         1,582
                                                              -------------  ------------   -------------   -----------
Income before income taxes....................................          521           377            (221)          679
Income taxes..................................................          183           135             (48)          270
                                                              -------------  ------------   -------------   -----------
       Net Income.............................................$         338  $        242           $(173)  $       407
                                                              =============  ============   =============   ===========

PER COMMON SHARE DATA (Note 6)
Basic.........................................................$        1.16  $       1.17                   $      0.79
Diluted.......................................................         1.14          1.17                          0.78
                                                              =============  ============                   ===========

Average common shares outstanding (in thousands)
Basic.........................................................      291,805       206,061          16,691       514,557
Diluted.......................................................      295,832       207,569          16,813       520,214





           See accompanying notes to pro forma financial information.

                  SUNTRUST BANKS, INC. AND WACHOVIA CORPORATION
                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 2000
                                   (UNAUDITED)



                                                                            YEAR ENDED DECEMBER 31, 2001
                                                              ---------------------------------------------------------
                                                                                              PRO FORMA
                                                                                             ADJUSTMENTS     PRO FORMA
(IN MILLIONS)                                                   SUNTRUST       WACHOVIA        (NOTE 5)      COMBINED
                                                              -------------  ------------   -------------   -----------

Interest income...............................................$       6,845  $      5,345   $          --   $    12,190
Interest expense..............................................        3,737         2,830              --         6,567
                                                              -------------  ------------   -------------   -----------
Net interest income...........................................        3,108         2,515              --         5,623
Provision for loan losses.....................................          134           588              --           722
                                                              -------------  ------------   -------------   -----------
Net interest income after provision for loan losses...........        2,974         1,927              --         4,901
Securities transactions--portfolio.............................            7            --              --             7
Fees and other noninterest income.............................        1,767         1,931              --         3,698
Restructuring and merger-related charges......................           42           136              --           178
Noninterest expense...........................................        2,787         2,447             834         6,068
                                                              -------------  ------------   -------------   -----------
Income before income taxes....................................        1,919         1,275            (834)        2,360
Income taxes..................................................          625           443            (175)          893
                                                              -------------  ------------   -------------   -----------
       Net Income.............................................$       1,294  $        832   $        (659)  $     1,467
                                                              =============  ============   =============   ===========

PER COMMON SHARE DATA (Note 6)
Basic.........................................................$        4.35  $       4.10                   $      2.84
Diluted.......................................................         4.30          4.07                          2.81
                                                              =============  ============                   ===========

Average common shares outstanding (in thousands)
Basic.........................................................      297,834       202,989          16,442       517,265
Diluted.......................................................      300,956       204,450          16,560       521,966













                      See accompanying notes to pro forma financial information.

                  SUNTRUST BANKS, INC. AND WACHOVIA CORPORATION
                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL INFORMATION

       THREE MONTHS ENDED MARCH 31, 2001 AND YEAR ENDED DECEMBER 31, 2000
                                   (UNAUDITED)

        (1) The Proposed SunTrust Merger will be accounted for using the purchase method of accounting, and accordingly, the assets and liabilities of Wachovia will be recorded at their respective fair values on the date the merger is completed. The shares of SunTrust Common Stock issued to effect the Proposed SunTrust Merger will be recorded at $67.54 per share which is the purchase price per Wachovia share (giving effect to the exchange ratio of 1.081 shares of SunTrust Common Stock for each share of Wachovia Common Stock) based on SunTrust's closing stock prices for the two days prior and two days after the announcement of the SunTrust Merger Proposal on May 14, 2001. The final purchase price will be based on the average market price of SunTrust Common Stock surrounding the date that a definitive merger agreement is entered into by SunTrust and Wachovia. As a result, the final determination and allocation of the purchase price may materially differ from the amounts assumed in this unaudited pro forma condensed combined financial information.


        The pro forma financial information includes estimated adjustments to record certain assets and liabilities of Wachovia at their respective fair values only to the extent known and reasonably available to SunTrust from historical public information of Wachovia. Currently, we estimate that we will record approximately $1.4 billion of restructuring charges, merger-related charges and purchase accounting adjustments given the limited current information available. These consist of $807 million of purchase accounting adjustments which are reflected in the pro forma balance sheet adjustments and $600 million in merger-related and restructuring charges which will be expensed when incurred. See notes (2) and (9), where these charges are discussed further. The pro forma adjustments included herein are subject to change to the extent additional information is made available to SunTrust. Certain other assets and liabilities of Wachovia, principally loans, borrowings and investment securities will also be subject to adjustment to their respective fair values.


        The unaudited pro forma financial information includes the impact of required deposit divestitures estimated for purposes of such financial information to be $1.5 billion. We expect to realize revenue enhancements and cost savings following completion of the Proposed SunTrust Merger which also are not reflected in this pro forma financial information. No assurance can be given with the respect to the ultimate level of such revenue enhancements or cost savings.

        The final allocation of the purchase price would be determined after the Proposed SunTrust Merger is completed and after completion of a thorough analysis to determine the fair values of Wachovia's tangible and identifiable intangible assets and liabilities as of the date the Proposed SunTrust Merger is completed. Any change in the fair value of the net assets of Wachovia will change the amount of the purchase price allocable to goodwill. Additionally, changes to Wachovia's stockholders' equity including net income from April 1, 2001 through the date the Proposed SunTrust Merger is completed, will also change the amount of goodwill recorded. In addition, the final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

        (2) The pro forma income statement for the Proposed SunTrust Merger is included for the year ended December 31, 2000 and three months ended March 31, 2001. The pro forma adjustments herein reflect an exchange ratio of 1.081 shares of SunTrust Common Stock for each of the 210,335,000 shares of Wachovia Common Stock that were outstanding at March 31, 2001. The unaudited pro forma information presented in the pro forma condensed combined financial statements is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the Proposed SunTrust Merger been completed at the beginning of the applicable period presented, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined company.

        The pro forma condensed combined financial information reflects the addition of 227,372,000 shares of SunTrust Common Stock with an aggregate par value of $227 million, an increase in paid-in capital of $12.8 billion for the excess of the fair value of the shares over the par value, and goodwill and deposit base intangible of $8.4 billion and $2.0 billion, respectively.


        The pro forma balance sheet adjustments include $775 million in purchase accounting adjustments which are broken down as follows:

        (in millions)
        Payment for surrender of First Union Option         $407
        Adjustment of tax liabilities                        150
        Lease and contract termination charges                55
        Transaction costs                                     45
        Adjustments to fair value-premises and equipment      75
        Other purchase accounting liabilities                 75
                                                            ----
               Total                                        $807
                                                            ====

        In addition to the purchase accounting adjustments described above, we expect to incur estimated merger related and restructuring charges, which are not included in the pro forma condensed combined financial statements, totaling $600 million which are broken down as follows:

        (in millions)
        System integration and conversion costs             $310
        Staff retention, development, and severance          290
                                                            ----
               Total                                        $600
                                                            ====

        A portion of these expenses may be classified as additional purchase accounting adjustments, as additional information becomes available.

        The restructuring and merger related charges of $600 million are not included in the pro forma condensed combined financial statements since they will be recorded in the combined results of operations after the completion of the Proposed SunTrust Merger and are not indicative of what the historical results of the combined company would have been had the companies actually been combined during the periods presented.

        The pro forma condensed combined balance sheet does not include an estimated $450 million addition to the allowance for loan losses. This estimated addition to the allowance for loan losses will be recorded as a provision for loan losses in the results of operations of the combined company for the reporting period immediately following the date the Proposed SunTrust Merger is completed.


        (3) The computation of the purchase price, the allocation of the purchase price to the net assets of Wachovia based on fair values estimated at March 31, 2001, the basis for determining the amount of the deposit base premium allocated to the purchase price and the resulting amount of goodwill are presented below.


(IN MILLIONS)                                                                                           MARCH 31, 2001
------------                                                                                            ---------------

Wachovia common stock outstanding (in thousands).........................................                     210,335
Purchase price per share (includes 1.081 exchange ratio).................................               $       67.54
                                                                                                        -------------
Total purchase price.....................................................................               $      14,206

Add
    Wachovia goodwill and other intangible assets........................................                       1,506
    Estimated purchase accounting adjustments
       Premises and equipment--adjustment to fair value...................................          75
       Payment for surrender of First Union option.......................................          407
       Contract and lease termination costs                                                         55
       Transaction costs                                                                            45
       Other merger-related costs                                                                   75            657
                                                                                         -------------

    Deferred income taxes
       Estimated deposit base intangible.................................................        2,000
           Income tax rate...............................................................         0.35            700
                                                                                         -------------
    Other tax liabilities................................................................                         150

Deduct
    Wachovia stockholders' equity........................................................                     (6,865)

    Estimated deposit base intangible
    Wachovia deposits....................................................................       45,617
       Premium rate......................................................................       0.0438        (2,000)
                                                                                         -------------  -------------


                                                         IV-9






(IN MILLIONS)                                                                                           March 31, 2001
                                                                                                        -------------
           Goodwill......................................................................               $       8,354
                                                                                                        =============

          (4) The pro forma adjustments related to the pro forma balance sheet at March 31, 2001, are presented below.

(IN MILLIONS)                                                                                           MARCH 31, 2001
------------                                                                                            ---------------

Cash
    Payment for surrender of First Union option..........................................$        (407)
    Lease and contract termination charges and other transaction costs...................         (100)
    Cash-assumed deposit divestiture.....................................................       (1,500)
                                                                                         -------------
       Total Cash Adjustments............................................................                      (2,007)

Premises and equipment--adjustment to fair value..........................................                         (75)
Goodwill and other intangible assets--adjustment
    Goodwill (Note 3)....................................................................        8,354
    Wachovia goodwill and other intangible assets........................................       (1,506)
    Deposit base intangible..............................................................        2,000
                                                                                         -------------

    Goodwill and other tangible assets adjustment, net...................................                       8,848
                                                                                                        -------------
       Total Assets......................................................................                  $    6,766
                                                                                                        =============

Deposits
    Non-interest bearing--assumed divestiture of 21 percent of $1.5 billion of
       deposits..........................................................................                 $      (315)
    Interest bearing--assumed divestiture of 79 percent of $1.5 billion of deposits.......                     (1,185)
                                                                                                        -------------
       Total deposit adjustment..........................................................                      (1,500)
                                                                                                        -------------

Other liabilities
    Other................................................................................                          75
    Purchase accounting adjustments......................................................                         700
    Other tax liabilities................................................................                         150
                                                                                                        -------------
       Total other liabilities adjustment................................................                         925
                                                                                                        -------------
       Total liabilities adjustment......................................................                  $     (575)
                                                                                                        =============

Stockholders' equity
    Common stock adjustment (shares to be issued at SunTrust's $1.00 par value)..........                  $      227
    Less Wachovia common stock...........................................................                      (1,052)
                                                                                                        -------------
       Common stock adjustment...........................................................                        (825)
                                                                                                        -------------

Paid-in capital adjustment
    Purchase price.......................................................................                      14,206
    Wachovia retained earnings...........................................................                       4,596


                                      IV-10



    Wachovia accumulated other comprehensive income......................................                          75
    Wachovia stockholders' equity........................................................                      (6,865)
    Common stock adjustment..............................................................                         825
                                                                                                        -------------
                                                                                                               12,837
                                                                                                        -------------


(IN MILLIONS)                                                                                           March 31, 2001
Retained earnings adjustment
    Elimination of Wachovia retained earnings............................................                      (4,596)
                                                                                                        -------------
       Retained earnings adjustment......................................................                      (4,596)
                                                                                                        -------------
Elimination of Wachovia accumulated other comprehensive income...........................                         (75)
                                                                                                        -------------
       Stockholders' equity adjustment...................................................                       7,341
                                                                                                        -------------
       Total.............................................................................                 $     6,766
                                                                                                        =============
          (5) The following pro forma adjustments related to the unaudited pro forma condensed combined statements of income reflect amortization on a seven-year sum-of-years' digits method for the deposit base intangible and a
25-year straight-line amortization method for goodwill.


                                                                       THREE MONTHS ENDED             YEAR ENDED
                                                                            MARCH 31,                DECEMBER 31,
(IN MILLIONS)                                                                  2001                      2000
                                                                    ------------------------- --------------------------

Noninterest expense adjustment
    Deposit base intangible amortization............................       $       137               $       500
    Goodwill amortization...........................................                84                       334
                                                                           -----------               -----------
       Total noninterest expense adjustment.........................               221                       834
                                                                           -----------               -----------
Reduction in income before taxes....................................             (221)                     (834)
                                                                           -----------               -----------
Income tax adjustment
    Deposit base intangible amortization............................               137                       500
    Income tax rate.................................................              0.35                      0.35
                                                                           -----------               -----------
    Total income tax adjustment.....................................              (48)                     (175)
                                                                           -----------               -----------
Reduction in income.................................................       $     (173)               $     (659)
                                                                           ===========               ===========

        (6) The pro forma computation of basic and diluted earnings per share for the three months ended March 31, 2001, and for the year ended December 31, 2000, is presented below.


                                                                        THREE MONTHS ENDED           YEAR ENDED
                                                                             MARCH 31,              DECEMBER 31,
(IN MILLIONS, EXCEPT PER SHARE DATA)                                           2001                     2000
                                                                      ----------------------- -------------------------

Net Income............................................................     $        408              $      1,468
                                                                           ============              ============
Basic earnings per share..............................................     $       0.79              $       2.84
Diluted earnings per share............................................             0.78                      2.81
Average shares--basic (in thousands)...................................         514,557                   517,265
Average shares--diluted (in thousands).................................         520,214                   521,966
                                                                           ============              ============

         (7) On March 1, 2001, Wachovia completed the purchase of Republic Security Financial Corporation, a bank holding company headquartered in West Palm Beach, Florida. Republic Security had assets of $3.1 billion and deposits of $2.1 billion at December 31, 2000. The transaction was accounted for as a purchase and resulted in intangible assets of approximately $260 million and the issuance of 6.1 million shares of Wachovia Common Stock. The historical financial information for Wachovia includes this acquisition as of and for the one month ended March 31, 2001, and the pro forma condensed combined financial information presented herein is not adjusted for this acquisition on a pro forma basis.

         On April 9, 2001, Wachovia announced an agreement to sell its consumer credit card portfolio, which will be recorded as a discontinued operation by Wachovia. The portfolio includes 2.8 million customer accounts and managed balances of $8 billion. The transaction is expected to close in the second quarter of 2001, subject to regulatory approval, and is expected to result in a pre-tax gain of approximately $1.4 billion. This transaction is not included in the pro forma condensed combined financial information presented herein.

         (8) The Financial Accounting Standards Board has issued a Proposed Statement of Financial Accounting Standards addressing the accounting for business combinations and acquired intangible assets. Under this proposed standard, goodwill and certain other intangible assets would not be subject to amortization, but rather would be subject to periodic testing for impairment. Deposit base intangibles would continue to be subject to amortization. The FASB currently expects to issue a final standard by mid-July; however, there is no assurance that they will issue the final standard in accordance with that timetable or that the final standard will have the same provisions as currently proposed.


         (9) At this time, SunTrust's plan for merger and restructuring expenses is general in nature. The details of the plan will be determined after SunTrust's due diligence review and assessments of the two companies' personnel, benefit plans, premises, equipment, computer systems and service contracts. At that time SunTrust will be able to better determine where the companies can take advantage of redundancies or where it will be beneficial or necessary to convert to one system.

         Certain decisions arising from these assessments may involve involuntary termination of Wachovia employees, vacating Wachovia leased premises, canceling contracts between Wachovia and certain service providers and selling or otherwise disposing of certain premises, furniture and equipment owned by Wachovia. The costs associated with such decisions will be recorded as purchase accounting adjustments, which have the effect of increasing the amount of the purchase price allocable to goodwill. It is expected that all such costs will be identified and recorded within one year of completion of Proposed SunTrust

Merger and all such actions required to effect these decisions would be taken within one year after finalization of SunTrust's plans.

         In addition to the costs described above, SunTrust expects to incur estimated merger-related charges of $310 million for conversion costs and $290 million for staff retention and development, and severance. A portion of these expenses may be classified as restructuring charges or additional purchase accounting adjustments. To the extent that these charges are not classified as restructuring or purchase accounting adjustments, these amounts would be recorded over the estimated three-year period subsequent to the completion of the Proposed SunTrust Merger as the operations of the two companies are combined. These amounts have not been included in the pro forma condensed combined financial information.

                                    IMPORTANT

        If your shares are held in your own name, please sign, date and return the enclosed BLUE proxy card today. If your shares are held in "Street-Name," only your broker or bank can vote your shares and only upon receipt of your specific instructions. Please return the enclosed BLUE proxy card to your broker or bank and contact the person responsible for your account to ensure that a BLUE proxy is voted on your behalf.


        Do not sign any white proxy card you may receive from Wachovia.

        If you have any questions or need assistance in voting your shares, please call:




                           INNISFREE M&A INCORPORATED
                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                          CALL TOLL-FREE 1-877-750-9501
                  Banks and Brokers call collect: 212-750-5833

P
R           THIS PROXY IS SOLICITED ON BEHALF OF SUNTRUST BANKS, INC.
O     IN OPPOSITION TO THE SOLICITATION BY THE WACHOVIA BOARD OF DIRECTORS
X                FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS
Y                            OF WACHOVIA CORPORATION
                          TO BE HELD ON AUGUST 3, 2001

         The undersigned shareholder of Wachovia Corporation ("Wachovia") hereby appoints [ ] and [ ] and each or any of them, attorneys and proxies of the undersigned, with full power of substitution, to vote all of the shares of common stock, par value $5.00 per share, of Wachovia which the undersigned is entitled to vote at the Annual Meeting of Shareholders of Wachovia to be held on August 3, 2001, at [ ], at [ ] a.m., local time, and at any adjournments, postponements, continuations or reschedulings thereof (the "Annual Meeting"), with all the powers the undersigned would possess if personally present at the Annual Meeting, as directed on the reverse side.

         THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER AND AT THE DISCRETION OF THE PROXY HOLDERS AS TO ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING. IF NO DIRECTION IS INDICATED FOR ITEM 1, THIS PROXY WILL BE VOTED AGAINST APPROVAL OF THE WACHOVIA/FIRST UNION PLAN OF MERGER. IF NO DIRECTION IS INDICATED ON ITEMS 2 OR 3, THIS PROXY WILL ABSTAIN FROM VOTING WITH RESPECT TO THOSE ITEMS. IF NO DIRECTION IS INDICATED FOR ITEM 4, THIS PROXY WILL BE VOTED FOR APPROVAL OF THE PROPOSED AMENDMENT TO WACHOVIA'S BYLAWS.

         THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED WITH RESPECT TO THE MATTERS COVERED HEREBY.


                  (CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)












-------------------------------------------------------------------------------
                      TO VOTE BY MAIL, PLEASE DETACH HERE.

                             YOUR VOTE IS IMPORTANT!
                                PLEASE VOTE TODAY
                  SEE REVERSE SIDE FOR THREE EASY WAYS TO VOTE.

                        If you have any questions or need
                        assistance in voting your shares,
                        please call our proxy solicitor,


                           INNISFREE M&A INCORPORATED
                            TOLL-FREE at 877-750-9501

---------------------
X    Please mark your
     vote as this
     example
---------------------


PLEASE SIGN, DATE AND RETURN THIS PROXY PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

     SUNTRUST RECOMMENDS THAT YOU VOTE AGAINST ITEM 1 BELOW
                                       -------

AND FOR ITEM 4 BELOW

                                                      AGAINST    FOR     ABSTAIN

1.  Approval of the plan of merger contained           /  /     /  /       /  /
    in the Agreement and Plan of Merger, dated
    April 15, 2001, between Wachovia Corporation, a North Carolina corporation and First Union
    Corporation, a North Carolina corporation

                                              FOR all       WITHHOLD    ABSTAIN
                                              nominees     AUTHORITY
                                               listed       for all
                                               below        nominees
                                              (except as    listed
                                              indicated)*    below

2.  Election of directors of Wachovia             /  /      /  /         /  /
    Corporation

    James S. Balloun    Peter C. Browning      W. Hayne Hipp

       Lloyd U. Noland, III     Dona Davis Young

*INSTRUCTION:  TO WITHHOLD AUTHORITY TO VOTE
FOR ANY INDIVIDUAL NOMINEE, STRIKE THROUGH THAT
INDIVIDUAL'S NAME
                                                   FOR     AGAINST      ABSTAIN


3.  Ratification of the appointment of Ernst &
    Young LLP as Wachovia Corporation's           /  /      /  /         /  /
    independent auditors for the year 2001

                                                   FOR     AGAINST      ABSTAIN

4.  Approval of the proposed amendment to        /  /       /  /        /  /
    Article I, Section 1.4 of the Bylaws
    of Wachovia Corporation


5. The proxies are authorized to vote in PLEASE SIGN, DATE AND RETURN their discretion upon all such other matters as may properly come before the Annual Meeting.

DATED____________________, 2001

SIGNATURE____________________________________________________________________

SIGNATURE (if held jointly) _________________________________________________

TITLE(S) ____________________________________________________________________
Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian please give your full title. If a corporation, please sign in full corporate name by the president or other authorized officer. If a partnership, please sign the partnership name by authorized person(s).

If you need assistance in voting your shares, please call Innisfree M&A Incorporated, SunTrust's proxy solicitor, toll free at 1-877-750-9501

--------------------------------------------------------------------------------

                      TO VOTE BY MAIL, PLEASE DETACH HERE


                            YOUR VOTE IS IMPORTANT.

Please take a moment now to vote your shares as recommended by Sun Trust at the upcoming Annual Meeting of Stockholders of Wachovia Corporation.

                    YOU CAN VOTE TODAY IN ONE OF THREE WAYS:

1. VOTE BY TELEPHONE - You will be asked to enter the Control Number below. Then, if you wish to vote as recommended by SunTrust, simply press 1. If you do not wish to vote as SunTrust recommends, you need only respond to a few simple prompts. Your vote will be confirmed and cast as you directed. (Telephone voting is available for residents of the U.S. and Canada only.)


                                                        YOUR CONTROL NUMBER IS:
         CALL TOLL-FREE AT 1-866-849-8135
           ON A TOUCH-TONE TELEPHONE.

                                       OR

2. VOTE BY INTERNET - Access http://www.proxyvotenow.com/wb1 and respond to a few simple prompts after entering the Control Number above.


         YOU MAY VOTE BY TELEPHONE OR INTERNET 24 HOURS A DAY, 7 DAYS A
      WEEK. YOUR TELEPHONE OR INTERNET VOTE AUTHORIZES THE NAMED PROXIES IN
                                 THE SAME MANNER
                      AS IF YOU HAD EXECUTED A PROXY CARD.

                                       OR

3. VOTE BY MAIL - If you prefer, you may sign, date and return the proxy card in the envelope provided to: SunTrust Banks, Inc., c/o Innisfree M&A Incorporated, P.O. Box 5156, New York, NY 10150-5156.